FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2004	84

Quarterly results
January-December 2004

TABLE OF CONTENTS

Telefónica Group

Market Size
Financial Highlights
Consolidated Results
Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business
  Telefónica de España Group
  Telefónica Latinoamérica Group

Mobile Business

Other Business

  Directories Business
  Terra Networks Group
  Atento Group
  Content and Media Business
  Telefónica Deutschland Group

AddendA

Companies included in each Financial Statement
Key Holdings of the Telefónica Group and its Subsidiaries
Significant Events
Changes to the Perimeter and Accounting Criteria of Consolidation

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

Deutschland/UK
Spain
Morroco
Mexico
Guatemala
Nicaragua
El Salvador
Venezuela
Panama
Colombia
Equador
Brazil
Peru
Chile
Uruguay
Argentina

EUROPE	AFRICA
Spain WIRELINE T de España: 19,835 WIRELESS T Móviles: 18,977 PAY TV CUSTOMERS Imagenio: 6 Deutschland/UK WHOLESALE ADSL LINES T Deutschland Group: 497	Morocco WIRELESS Medi Telecom: 2,730
LATIN AMERICA
Argentina WIRELINE T de Argentina: 4,517 WIRELESS TCP Argentina: 3,370 Chile WIRELINE CTC Chile: 2,628 WIRELESS T. Móvil Chile: 3,318

Brazil
WIRELINE
Telesp:                               13,289
WIRELESS
CRT Celular:                        3,215
TeleSudeste Cel:              4,377
TeleLeste Celular:             1,321
Global Telecom:               2,579
Grupo Telesp Cel:             9,231
TeleCentro Oeste:            5,821

Colombia
WIRELESS
TEM Colombia:                  3,297

El Salvador WIRELINE T. El Salvador: 86 WIRELESS T. El Salvador: 384 PAY TV CUSTOMERS TV Cable: 13 Ecuador WIRELESS Otecel: 1,122 Mexico WIRELESS TEM México: 5,639	Guatemala WIRELINE T. Guatemala: 35 WIRELESS T. Guatemala: 751 Nicaragua WIRELESS Telefonía Celular: 286 Panama WIRELESS TEM Panamá: 626	Peru WIRELINE T del Perú: 2,362 WIRELESS T. Moviles: 2,870 PAY TV CUSTOMERS Cable Mágico: 389 Uruguay WIRELESS Abiatar: 203 Venezuela WIRELESS Telcel: 4,326

TELEFÓNICA GROUP
MARKET SIZE
Unaudited figures (Thousands)
	Managed			Weighted (*)
	Dec 2004	Dec 2003	% Chg.	Dec 2004	Dec 2003	% Chg.
Lines in service (1)	43,249.5	41,128.4	5.2	39,998.5	37,947.5	5.4
In Spain	19,835.3	19,100.4	3.8	19,835.3	19,100.4	3.8
In other countries	23,414.3	22,028.0	6.3	20,163.3	18,847.1	7.0
Cellular customers (2)	74,442.5	51,848.6	43.6	49,592.0	31,376.2	58.1
In Spain	18,977.0	19,660.6	(3.5)	17,546.2	18,174.3	(3.5)
In other countries	55,465.4	32,188.0	72.3	32,045.9	13,201.9	142.7
Total (3)	118,100.3	93,351.3	26.5	89,990.3	69,686.5	29.1

(*) Weighted by the equity interest of Telefónica in each of the companies.
(1) Lines in service: includes all lines in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp, Telefónica Móviles El Salvador, Telefónica Móviles Guatemala and Telefónica Deutschland.
(2) Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel (the Joint Venture with Portugal Telecom in Brazil), Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México and those acquired from BellSouth Latin-America operators (Venezuela, Guatemala, Nicaragua, Panama, Ecuador, Colombia, Peru and Uruguay), except Chile and Argentina
(3) Includes Pay TV customers of Cable Mágico in Peru, Multiservicio in El Salvador and Imagenio in Spain.

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - December
	2004	2003	% Chg
Fixed telephony accesses (1)	37,793.3	37,428.0	1.0
Internet and data accesses	10,075.8	8,027.8	25.5
Narrowband	5,055.0	4,983.4
Broadband	5,020.8	3,044.4
ADSL (2)	4,682.2	2,797.5
Fully unbundled loops	78.4	16.3
Other accesses (3)	260.2	230.6
Pay TV	410.7	377.2	8.9
Cellular accesses (4)	74,442.5	52,023.2	43.1
Total Accesses	122,722.4	97,856.3	25.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access x30; 2/6 Access. Company's accesses for internal use included.
(2) T Deutschland's connections resold on a retail basis included.
(3) Cable modem, WiFi clients, satellite and fiber included.
(4) Accesses corresponding to acquired operators from BellSouth included with the exception of Chile and Argentina.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of the Telefónica Group results during 2004 are the following:

  Significant growth in the main items on the profit and loss account, meeting the financial commitments set for 2004:
  Strong operating performance, increasing revenues and EBITDA by 6.8% and 4.9% respectively (+8.3% and +6.0% excluding the negative impact of the exchange rates and the variations in the consolidation perimeter).
  The Operating Profit presents double digit growth both in current euros (+14.3%) and excluding exchange rates effect and changes in the consolidation perimeter (+15.5%).
  The client oriented management resulted in a strong organic growth in all business lines:
  Intense commercial efforts have been reflected in the significant client base growth. At year end, the Group's managed customers totaled 118.1 million (up26.5% year-on-year). Including the customers from BellSouth operators in Chile and Argentina, whose acquisition was completed in early January 2005, managed clients totaled 121.9 million.
  A resilient capacity to transform the top line growth into profitability and cash flow:
  The Operating Free Cash Flow generated (EBITDA-CapEx) increased by 6.4% year-on-year to reach 9,443.5 million euros, driven by the Telefónica de España Group (+17.2%).
  The consolidated EBITDA margin stood at 43.6%.
  Substantial growth in consolidated net income (+30.6% year-on-year), to an all time high of 2,877.3 million euros:
  31.3% increase in earnings per share over the period (0.581 euros in 2004 vs. 0.442 euros in 2003).
  The investments grew by 1.2% year-on-year to 3,771.9 million euros, with close to 55% of the total allocated to growth businesses.
  Strengthen in the shareholder remuneration policy:
  A 25% increase in the dividend corresponding to the fiscal year 2004 to 0.5 euros per share.
  The share buy-back program maintained its fast pace. As of February 15th 2005, Telefónica's treasury stock represents 4.966% of its current share capital.
  Commitment to distribute 4% of the treasury stock to shareholders (1x25).
  Completion of the BellSouth's Latin American operators acquisitions, gaining scale and enhancing the Group growth profile in the future.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting first quarter 2004, Telefónica Empresas results will be included in Telefónica de España Group and Telefónica Latinoamérica Group results. In that sense, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group, whereas Telefónica Data in Latin America and TIWS will be incorporated in Telefónica Latinoamérica Group results. Finally, Telefónica Deutschland Group results will be incorporated to Other Companies in Telefónica S.A. accounts.

In the fourth quarter of 2004, results of November and December of the new operators acquired from BellSouth in Latin America (Venezuela, Guatemala, Nicaragua, Panama, Ecuador, Colombia, Peru and Uruguay) were accounted, except those of Chile and Argentina, whose acquisition was completed in January 2005.

The Telefónica Group achieved a solid combination of growth, efficiency and profitability during 2004. The main items on the profit and loss account grew significantly (operating revenues up 6.8%; EBITDA up 4.9%; operating profit up 14.3% and net income up 30.6%), due to the positive evolution of operations, mainly supported by the increase in the client base and the intense commercial efforts. At the same time, operational efficiency has been transformed into profitability (EBITDA margin 43.6%) and into an operating free cash flow generation (EBITDA-CapEx) of 9,443.5 million euros (+6.4%) thanks to investment rationale (+1.2%), that only increased in high growth businesses (broadband and mobile telephony).

All of this has driven a continuous improvement in the shareholder remuneration policy, being one of the most attractive and long-term committed in the European telecommunications sector. So, a 0.4 euros per share dividend corresponding to fiscal year 2003 has been paid and the share buy-back program has maintained its fast pace. At February 15th 2005, treasury stock amounted to 4.966% of the capital share. The Company also proposed the distribution of Telefónica S.A. own shares, that represents 4% of the capital share, for the next AGM at a proportion of one treasury stock share for every twenty five. Moreover, a payment of 0.5 euros per share dividend corresponding to fiscal year 2004 was also proposed for the next AGM, which is 25% higher than on the previous year. The Board of Director's intention is to maintain this same minimum dividend for fiscal year 2005.

Likewise, during 2004 has been announced and completed the acquisition of BellSouth's Latin America mobile operators. This operation has led to incorporate more than 14.7 million cellular clients in 2004, and to strengthen the scale and Telefónica Group's future growth profile.

The Group's managed client base (fixed and mobile telephony and pay television) stood at 118.1 million at December 31st, 2004, registering a 26.4% increase over the same period of 2003. Including the clients from the Latin American BellSouth mobile operators in Chile and Argentina, whose acquisition was completed in January 2005, the number of clients managed would amount to 121.9 million.

This growth was mainly due to the strong growth of Telefónica Móviles through its intense commercial activity and the integration of the BellSouth operators. Thus, it reached a total of 74.4 million clients managed (+43.6% vs. 2003), obtaining a net gain in the last quarter of 6 million (4.8 million excluding BellSouth's Latin American operators). Including clients from BellSouth operators in Chile and Argentina, whose acquisition was completed in January 2005, the total number of cellular clients would total 78.2 million, 56.5 million corresponding to Latin America.

ADSL connections also grew significantly over the year, with a total of 3.9 million connections by the end of December 2004, both in Spain and Latin America (+61.0% vs. 2003), with a net gain of 1.5 million lines in the last twelve months. In Spain, there were 2.5 million connections (+50.0% year-on-year), giving the Group an estimated market share of 73.8% in the total broadband market. Telefónica Group retail ADSL clients in Spain totaled 1.9 million, representing a total estimated market share of 55.5%. In Latin America, the number of ADSL connections exceeded 1.4 million (+84.7% year-on-year), with a significant contribution of Brazil (58.1% of the total) with 0.8 million connections, compared with the 0.5 million at December 2003.

Telefónica Group's operating revenues totaled 30,321.9 million euros in 2004, posting a 6.8% increase over 2003, boosted by higher revenues from almost all business lines, with the exception of the Content and Media business and Terra Networks, which reduced their revenues due to the changes in the consolidation perimeter. The growth rate of revenues was influenced on one hand by the negative effect of exchange rates, which deducted 2.4 percentage points to growth (-2.3 percentage points at September) and on the other hand by the changes in the consolidation perimeter, which contributed with 0.9 percentage points to growth (-1.0 percentage points in January-September 2004), due to the incorporation of BellSouth's eight Latin American operators. Thus, the variation of revenues adjusted for these two factors would stand at 8.3%, meeting the 2004 target (+7/+10%).

The cellular business continued to be the main contributor in the Group's growth, registering operating revenues of 12,054.1 million euros, 15.6% more than in 2003. By components, revenues from services and sale of handsets were 15.4% and 32.6% higher than those recorded the previous year, respectively. By operator, the solid performance of Telefónica Móviles España (+9.3% year on year), Telefónica Móviles México (+49.2% year-on-year in local currency) and VIVO (+16.2% year on year in local currency) must be highlighted.

The Telefónica Latinoamérica Group registered in 2004 operating revenues of 6,883.4 million euros, showing a 2.1% increase, although in constant euros this growth rose to 7.5%. This variation was mainly explained by Telesp and TASA, whose revenues increased in local currency by 14.6% and 10.6%, respectively, more than offsetting the fall in revenues in local currency at Telefónica del Perú (-1.1%) and Telefónica CTC Chile (-6.2%).

In the fourth quarter of 2004 Telefónica de España Group accelerated its operating revenues growth rate, recording an increase of 2.7% in comparison with the 1.7% in the first quarter, the 2.7% in the second quarter and the 2.6% in the third quarter. In 2004, operating revenues totaled an absolute value of 10,955.8 million euros, 2.4% more than in 2003 due to the significant increase in Internet and broadband revenues (+34.2%), which exceeded the fall in revenues from traditional services (-2.5%).

By countries, Spain accounted for 60.3% of the Group's consolidated revenues, down by 1.3 percentage points year-on-year, while 34.8% came from Latin America (33.3% a year ago). Brazil increased its contribution to total revenues over the year by 0.3 percentage points to 17.3%.

The Group's total accumulated expenses at the end of 2004 totaled 17,962.5 million euros, an 8.1% increase year-on-year and 3.8 percentage points more than in September. These higher expenses are mainly due to the incorporation of BellSouth's operators to the cellular business consolidation perimeter. Hence, excluding changes in the consolidation perimeter and in constant euros, operating expenses would increase by 9.8%, 1.1 percentage points more than in the first nine months of the year.

By different expense items, subcontracts grew by 11.5% year-on-year as a result of the commercial effort made by the Group and supply expenses jumped by 17.4% due to increased handset purchases. Personnel expenses, however, decreased by 4.9% compared with the previous year, mainly due to the savings obtained through the 2003-2007 Redundancy Program at Telefónica de España.

The Telefónica Group's bad debt control policy continued to execute successfully, placing the bad debt provision as a percentage of revenues (excluding pre-paid revenues) at year-end 2004 at 1.2%, showing a 0.4 percentage point improvement over December 2003 and a 0.1 percentage points increase over the nine months of 2004. Telefónica Latinoamérica was the business line that reduce the most its bad debt ratio as a percentage of revenues over the past twelve months (-0.8 percentage points) to 2.3%, mostly due to Telesp, which recorded a 0.8 percentage point improvement (3.1% as a percentage of revenues) thanks to the launch of more adapted products to different client profiles, and TASA, whose ratio stood at below 1%. Telefónica CTC Chile was the only operator to register a worse bad debt ratio (4.1% in December 2004 vs. 3.8% a year ago), due to the accounting of certain extraordinary provisions in the last quarter of the year. The bad debt ratio as a percentage of revenues for the cellular business dropped to 0.8% (1.3% in 2003) and that of the Telefónica de España Group by 0.4 percentage points to 0.5% over revenues.

Consolidated EBITDA for the year reached 13,215.4 million euros, 4.9% higher than the previous year. The negative evolution of exchange rates deducted 1.7 percentage points to the growth (1.5 percentage points at September), while the changes in the consolidation perimeter contributed to the growth with 0.6 percentage points, compared with the 0.0 percentage points in January-September, due to the incorporation of BellSouth's Latin American operators. Thus, assuming constant exchange rates and excluding changes in the consolidation perimeter, EBITDA showed a year-on-year increase of 6.0%, in line with the target established for 2004 (+5/+7%). Although it has slowed down vs. the first nine months of 2004 (+7.1%) due to the intense commercial efforts made during the campaigns in the fourth quarter. In terms of profitability, the 2004 EBITDA margin reached 43.6%, showing a 0.8 percentage point drop over the previous year as a result of the EBITDA margin decrease in the cellular business, which could not be offset by the better margins in the rest of the businesses.

For the third consecutive quarter, the Telefónica de España Group is the Group's biggest contributor to consolidated EBITDA growth, after recording a 6.1% year-on-year growth up to 5,054.5 million euros (38.2% of total EBITDA). In the fourth quarter of the year, the EBITDA growth rate slowed down compared to the previous quarter (+4.8% vs. +7.5%), mainly due to the smaller reduction in personnel expenses (-6.1% vs. -11.4%), as the first layoffs from the 2003-2007 Redundancy Program were accounted for during this period. The EBITDA margin was 46.1%, 1.6 percentage points more than twelve months ago.

The cellular business EBITDA, which contributed with 36.0% in the Group's consolidated EBITDA in absolute terms, amounted to 4,755.0 million euros in 2004, 3.8% more than in 2003. Increased commercial and advertising costs related to strong commercial activity in operating areas had an impact on the margin as a percentage of revenues, which decreased to 39.4% at December 2004, compared with 43.9% twelve months ago. During the fourth quarter, the margin dropped to 32.6% (39.1% in October-December 2003).

EBITDA at the Telefónica Latinoamérica Group, with a consolidated EBITDA contribution of 23.8%, stood at 3,141.0 million euros at the end of 2004, registering a 1.3% growth compared to the previous year, or 6.8% in constant euros (7.2% in January-September 2004). The slow-down in operating expenses over the year (+7.4% as of December vs. +7.9% as of September), led to a 45.6% EBITDA margin by the end of 2004, almost the same level as in 2003 (46.0%) and 0.2 percentage points up on the first nine months of the year.

By geographic areas, Spain generated 70.7% of total EBITDA, 1.1 percentage points more than at December 31st 2003, due to lower EBITDA contributions from Latin America (29.1% compared with 30.6% a year ago). This fall in contributions from Latin America was mostly due to lower contributions over the past year from Brazil (-0.6 percentage points to 17.2%), Chile (-0.6 percentage points to 4.3%), Argentina (-0.5 percentage points to 3.8%) and Peru (-0.2 percentage points to 4.0%) and the higher losses recorded in Mexico.

The operating profit during January-December 2004 amounted to 7,235.2 million euros, posting a year-on-year growth of 14.3%, 3.8 percentage points less than in September. This slowdown was due to lower EBITDA growth and the lower decrease in amortization compared with September (-4.7% vs. -6.7%). In a homogeneous comparison, i.e. excluding the negative impact of exchange rates and variations in the consolidation perimeter, the year-on-year reduction in amortization would stand at 3.7% (-4.1% in the first nine months of the year) and the increase in the operating profit would be 15.5% (+18.6% in September), within the guidance for 2004 (+15/+18%).

The negative results of associated companies recorded a year-on-year reduction of 156.5 million euros to -56.1 million euros. This 73.6% improvement is mainly due to: i) the deconsolidation of Vía Digital (entry of Sogecable in July 2003), ii) the sale of Audiovisual Sport, iii) the lower losses related to Medi Telecom, IPSE-2000 and the Lycos Group following the sale of Lycos Inc last October and iv) the increased participation in Portugal Telecom.

Total net financial costs at the end of December 2004 reached 1,183.8 million euros, including a 10.6 million euros negative result coming from the Argentine peso's depreciation. Excluding this effect, net financial costs stood at 1,173.2 million euros, experimenting a 19.8% decrease over the comparable net financial costs of 2003 (1,462.6 million euros). In these results, neither the 134.4 million euros profit generated by the appreciation of the Argentine peso nor the 267.5 million euros profit coming from the cancellation of US dollars denominated debt in 2003 were included. This fall in the net financial costs was due to the decrease in the average net debt as well as the reduction of its average cost as a result of the drop in interest rates in the euro and in the Brazilian real.

The free cash flow generated by Telefónica Group during 2004 was 6,507.0 million euros, of which 1,924.2 million euros were devoted to dividend payments by Telefónica S.A., 5,534.5 million euros to financial investments (net of real estate divestitures) and 697.2 million euros to cancellation of commitments acquired by the Group, derived basically from the headcount reduction plan. Thus, the free cash flow after dividend payments, which mainly explains the net debt increase, was -1,648.9 million euros.

Net debt of Telefónica Group at the end of December 2004 stood at 20,982.2 million euros. The increase of 1,746.9 million euros with respect to the consolidated debt at the end of 2003 (19,235.3 million euros) came mainly from the aforementioned generation of free cash flow after financial investments and dividend payments (-1,648.9 million euros). Likewise, there was a 321.4 million euros increase in net debt due to changes in the consolidation perimeter and other effects on the financial statements, although a big part of this increase has been compensated by a reduction of 223.4 million euros in net debt, coming from the currencies movement effects on the non-euro denominated debt.

Cumulative goodwill amortization at the end of December 2004 totaled 432.6 million euros, experimenting a 2.2% decrease over the previous year. This performance is partly explained by the reduction in the cellular business goodwill amortization (allocation of part of Telefónica Móviles México goodwill in the fourth quarter of 2003 as higher value of the operator's license) and that of Terra as a result of the sale of Lycos Inc. However, the incorporation in the fourth quarter of 2004 of two months' goodwill amortization coming from BellSouth's Latin American operators acquisition and since July 2003 that of Sogecable led to an increase in goodwill.

Extraordinary results as of December 2004 totaled -1,165.7 million euros, compared with -1,249.7 million euros during the previous year. The main extraordinary expenses accrued over the year were as follows: i) the accounting of a 674.7 million euros provision related to the acceptance in 2004 of 2,417 employees coming from the 2003-2007 Redundancy Program, ii) anticipated cancellation of Telefónica's UK goodwill for 101.5 million euros, iii) restructuring of the Terra Group (-62.1 million euros), iv) personal reorganizations in other subsidiaries within the Group for 211.4 million euros, v) the impact of the -31.4 million euros of the Arbitration Award concluded in relation to the claim presented by the Radio Blanca Group to Uniprex, which is currently being appealed by the Antena 3TV Group under the Provincial Court and vi) -30.6 million euros as a result of the agreement reached with Bidland Systems Inc concerning certain complaints.

The tax provision for the year stood at 1,138.7 million euros, and will mean a reduced cash outflow for the Group supposing that it will be compensated by negative tax bases registered in previous years.

Results attributed to minority interests deducted 381.0 million euros from the Group's net income at year end, compared with the -245.5 million euros of the previous year. This year-on-year increase of 55.2% is explained by the contribution of minority interests in the net income of Terra Networks compared with the losses of the previous year and the higher stake in this company compared to 2003.

As a result of this, the consolidated net income for the year amounted to 2,877.3 million euros, posting a year-on-year growth of 30.6%. In quarterly terms, the net income of the fourth quarter is four times that obtained in the same period of the previous year. Excluding the net effect of the 2003-2007 Redundancy Program for 2004, net income would reach 3,289.2 million euros, with a year-on-year increase of 6.3%.

The Telefónica Group's CapEx during 2004 amounted to 3,771.9 million euros, registering a 1.2% increase over the previous year. Assuming constant exchange rates and excluding variations in the consolidation perimeter, this percentage would drop to 0.6%. By business line, the cellular business (+24.6%) and Telefónica Latinoamérica (+15.2%) recorded higher investments, due on one hand, to the rollout of the UMTS network in Spain and GSM networks in Argentina and Mexico, to the increase in network capacity in Brazil and to the incorporation of BellSouth operators and, on the other hand, to the broadband efforts being made in all countries. The remaining business lines have continued with the downward trend of the previous year, as can be seen in the Telefónica de España Group (-18.4%). The CapEx ratio as a percentage of revenues stood at 12.4% at year end, compared with the 13.1% recorded in December 2003.

The average workforce of the Telefónica Group in 2004 was 156,819 employees, experimenting an average net increase of 7,354 employees compared to the previous year, mainly due to an increase in Atento Group workforce to deal with increased activity. Excluding the Atento Group, there was a 6.8% year-on-year decline in the workforce, mainly due to the layoffs carried out at Telefónica de España (2003-2007 Redundancy Program) and at Telesp in 2003 and 2004.

TELEFÓNICA GROUP

Financial Data
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December
	2004	2003	% Chg
Operating revenues	30,321.9	28,399.8	6.8
EBITDA	13,215.4	12,602.1	4.9
Operating profit	7,235.2	6,327.9	14.3
Income before taxes	4,397.0	3,362.5	30.8
Net income	2,877.3	2,203.6	30.6
Net income per share	0.581	0.442	31.3
Avg. Nº of shares (millions) (1)	4,955.9	4,984.6	(0.6)

(1) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			EBITDA			OPERATING PROFIT
	Dec 2004	Dec 2003	% Chg	Dec 2004	Dec 2003	% Chg	Dec 2004	Dec 2003	% Chg
Telefónica de España Group	10,955.8	10,695.4	2.4	5,054.5	4,762.4	6.1	2,680.5	2,123.6	26.2
Telefónica Latinoamérica Group	6,883.4	6,744.9	2.1	3,141.0	3,101.3	1.3	1,443.2	1,295.6	11.4
Cellular Business	12,054.1	10,428.3	15.6	4,755.0	4,581.9	3.8	3,081.6	3,065.9	0.5
Directories Business	628.1	589.3	6.6	215.2	184.0	16.9	190.1	153.3	24.0
Terra Networks Group	539.2	545.1	(1.1)	20.9	(39.5)	c.s.	(58.6)	(118.2)	(50.4)
Atento Group	611.7	493.0	24.1	90.8	66.5	36.6	54.4	14.3	n.s.
Content & Media Business	1,219.1	1,378.5	(11.6)	182.6	210.3	(13.2)	152.1	160.4	(5.1)
Other companies	803.7	788.8	1.9	(169.1)	(185.7)	(8.9)	(296.8)	(330.1)	(10.1)
Eliminations	(3,373.3)	(3,263.4)	3.4	(75.5)	(79.3)	(4.8)	(11.2)	(36.8)	(69.5)
Group Total	30,321.9	28,399.8	6.8	13,215.4	12,602.1	4.9	7,235.2	6,327.9	14.3

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - December
	2004	2003	% Chg
Telefónica de España Group	1,207.5	1,480.5	(18.4)
Telefónica Latinoamérica Group	753.3	654.1	15.2
Cellular Business	1,669.0	1,339.7	24.6
Directories Business	21.5	20.6	4.5
Terra Networks Group	25.4	80.4	(68.3)
Atento Group	22.8	12.9	76.5
Content & Media Business	24.3	139.0	(82.5)
Other companies & Eliminations	48.1	0.0	n.s.
Group Total	3,771.9	3,727.1	1.2

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	30,321.9	28,399.8	6.8	8,395.4	7,566.7	11.0
Internal expend capitalized in fixed assets (1)	474.3	531.1	(10.7)	165.7	174.1	(4.8)
Operating expenses	(17,539.1)	(16,136.9)	8.7	(5,267.7)	(4,442.7)	18.6
Supplies	(7,525.7)	(6,412.9)	17.4	(2,392.4)	(1,842.0)	29.9
Personnel expenses	(4,411.8)	(4,641.3)	(4.9)	(1,149.1)	(1,170.7)	(1.8)
Subcontracts	(5,082.5)	(4,558.4)	11.5	(1,581.4)	(1,285.4)	23.0
Taxes	(519.2)	(524.2)	(1.0)	(144.7)	(144.7)	0.0
Other net operating income (expense)	(41.7)	(191.9)	(78.3)	115.0	10.0	n.s.
EBITDA	13,215.4	12,602.1	4.9	3,408.4	3,308.0	3.0
Depreciation and amortization	(5,980.2)	(6,274.2)	(4.7)	(1,593.6)	(1,571.5)	1.4
Operating profit	7,235.2	6,327.9	14.3	1,814.8	1,736.5	4.5
Profit from associated companies	(56.1)	(212.6)	(73.6)	(7.5)	(51.2)	(85.3)
Financial net income (expense)	(1,183.8)	(1,060.7)	11.6	(366.1)	(310.1)	18.0
Amortization of goodwill	(432.6)	(442.5)	(2.2)	(112.0)	(116.5)	(3.8)
Extraordinary net income (expense)	(1,165.7)	(1,249.7)	(6.7)	(299.3)	(1,197.3)	(75.0)
Income before taxes	4,397.0	3,362.5	30.8	1,029.9	61.4	n.s.
Income taxes	(1,138.7)	(913.4)	24.7	(161.8)	204.7	c.s.
Net income before minority interests	3,258.3	2,449.1	33.0	868.0	266.2	n.s.
Minority interests	(381.0)	(245.5)	55.2	(107.9)	(77.0)	40.1
Net income	2,877.3	2,203.6	30.6	760.2	189.2	n.s.

Average shares (millions) (2)	4,955.9	4,984.6	(0.6)	4,955.9	4,955.9	0.0
Net income per share	0.581	0.442	31.3	0.153	0.038	n.s.

(1) Including work in process.
(2) Weighted average number of shares in the period adjusted by free capital increases funded by reserves, that mean a change in the number of shares that did not produce any variation of equity structure, as if they were done at the beginning of the first period presented. That relates the two capital increases funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003 and on April 24, 2003. Moreover, the number of shares in 2003 is affected by the capital reduction by amortization of treasury stock shares, from April 11, 2003, when the AGM was held, and that was recorded with the Mercantile Register on June 10, 2003. Accordingly, there was an average number of shares outstanding at the end of the period of 4,955,891,361.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	December
	2004	2003	% Chg
Subscribed shares not paid-in	0.0	0.0	n.s.
Long-term assets	43,982.1	45,003.9	(2.3)
Start up expenses	409.2	543.6	(24.7)
Intangible net assets	8,430.0	7,673.2	9.9
Fixed net assets	23,348.1	24,315.8	(4.0)
Investment	11,794.8	12,471.4	(5.4)
Goodwill on consolidation	7,409.4	6,053.9	22.4
Deferred expenses	432.2	535.0	(19.2)
Current assets	11,642.6	10,482.4	11.1
Inventories	669.6	401.0	67.0
Accounts receivable	6,935.8	6,218.3	11.5
Short-term investments	2,288.4	3,199.6	(28.5)
Cash and banks	855.0	336.4	154.2
Others	893.8	327.1	173.3
Assets = Liabilities	63,466.3	62,075.2	2.2
Shareholder's equity	16,225.1	16,756.6	(3.2)
Minority interests	3,775.6	4,426.2	(14.7)
Badwill on consolidation	5.0	11.4	(56.5)
Deferred income	329.0	658.0	(50.0)
Provisions for risks and expenses	7,574.2	7,688.2	(1.5)
Long-term debt	15,147.9	17,693.8	(14.4)
Accrued taxes payable	855.8	801.6	6.8
Short-term debt including current maturities	9,413.4	5,587.1	68.5
Interest payable	370.8	376.5	(1.5)
Other creditors	9,769.5	8,075.8	21.0

Financial Data
Consolidated net debt (1)	20,982.2	19,235.3	9.1
Consolidated debt ratio (2)	49.8%	45.9%	3.8 p.p.

(1) Net debt: Long-term debt + Short-term debt including current maturities - Short-term and Long-term finantial investments - Cash and banks.
(2) Debt ratio: Net debt / (Shareholders' equity + Minority interests + Deferred income + Accrued taxes payable + Net debt).

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - December
		2004	2003	% Chg
I	Cash flows from operations	12,635.1	11,974.8	5.5
II	Extraord. payments related to operating activities and commitm.	(956.6)	(1,006.4)
III	Net interest payment (1)	(1,152.2)	(1,496.9)
IV	Payment for income tax	(326.0)	(277.7)
A=I+II+III+IV	Net cash provided by operating activities	10,200.3	9,194.0	10.9
B	Payment for investment in fixed and intangible assets	(3,457.7)	(3,458.7)
C=A+B	Net free cash flow after CAPEX	6,742.6	5,735.3	17.6
D	Cash received from sale of Real State	210.8	399.1
E	Net payment for financial investment	(5,745.3)	(2,115.1)
F	Dividends paid (2)	(2,857.0)	(1,474.5)
G=C+D+E+F	Free cash flow after dividends	(1,648.9)	2,544.9	(164.8)
H	Effects of exchange rate changes on net debt	(223.4)	(859.4)
I	Effects on net debt of changes in consolidation and others	321.4	106.4
J	Net debt at beginning of period	19,235.3	22,533.1
K=J-G+H+I	Net debt at end of period	20,982.2	19,235.3	9.1

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND EBITDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December
	2004	2003	% Chg
EBITDA	13,215.4	12,602.1	4.9
- CAPEX accrued during the period (EoP exchange rate)	(3,771.9)	(3,727.1)
- Extraord. payments related to operating activities and comm.	(956.6)	(1,006.4)
- Net interest payment	(1,152.2)	(1,496.9)
- Payment for income tax	(326.0)	(277.7)
- Investment in working capital	(266.1)	(358.8)
= Net Free Cash Flow after Capex	6,742.6	5,735.3	17.6
+ Cash received from sale of Real Estate	210.8	399.1
- Net payment for financial investment	(5,745.3)	(2,115.1)
- Dividends paid	(2,857.0)	(1,474.5)
= Free Cash Flow after dividends	(1,648.9)	2,544.9	c.s.

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Dec 2004	Jan-Dec 2003
Net Free Cash Flow after Capex	6,742.6	5,735.3
+ Payments related to cancellation of commitments	697.2	818.3
- Dividend payments to minoritaries (1)	(259.8)	(241.2)
= Free Cash Flow	7,180.0	6,312.4
(1) 673.0 million euros corresponding to extraordinary dividends to minorities (mainly of Terra and CTC) are not included in the ordinary dividend payment to minorities of 259.0 million euros.

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		December 2004
	Long-term debt	15,147.9
	Short term debt including current maturities	9,413.4
	Cash and Banks	(855.0)
	Short and Long-term financial investments (1)	(2,724.1)
A	Net Financial Debt	20,982.2
	Guarantees to IPSE 2000	483.9
	Guarantees to Sogecable	80.0
	Guarantees to Newcomm	44.8
B	Commitments related to guarantees	608.7
	Gross commitments related to workforce reduction (2)	5,170.3
	Value of associated Long-term assets (3)	(697.5)
	Taxes receivable (4)	(1,450.1)
C	Net commitments related to workforce reduction	3,022.8
A + B + C	Total Debt + Commitments	24,613.7

	Net Financial Debt / EBITDA (5)	1.6x
	Total Debt + Commitments/ EBITDA (5)	1.9x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 56.9 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on twelve months rolling EBITDA, that is from December 2003 to December 2004.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)			Balance Sheet and CapEx (2)
	Jan - Dec 2004	Jan - Dec 2003	% Chg	Dec 2004	Dec 2003
US Dollar / Euro	1.242	1.129		1.362	1.263
Argentinean Peso / Euro	3.651	3.324		4.058	3.701
Chilean Peso / Euro	692.379	670.174		759.235	749.969
Brasilian Real / Euro	3.632	3.454		3.616	3.649
Peruvian Nuevo Sol / Euro	4.077	3.910		4.470	4.375
Mexican Peso / Euro	13.993	12.681		15.344	14.191

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (México, Chile, Perú, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.
(2) Exchange rates as of 31/12/04 and 31/12/03.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

At the end of 2004, Telefónica de España achieved growth in revenues of 2.4%, placing it at the top end of the target set for the year (+0.5%/+2.5%), and a growth in EBITDA of 6.1% to exceed the target established (+2.0%/+5.0%). These good results support the transformation strategy the Company is committed to, having as basic pillars the boost of innovative broadband services and operational efficiency.

In relation with commercial initiatives, it should be highlighted the determined push of Telefónica de España to launch Imagenio service as a key driver on broadband strategy. The following items should be mentioned on this front:

  Contents: Incorporation of football matches to the contents of Imagenio pay-per-view services following the agreement reach with Sogecable. Under this agreement Imagenio is now offering all Spanish Professional Football League and "Copa del Rey" games on pay-per-view. The offer of these "premium" contents continues the enrichment of the contents catalogue, increasing the attractiveness of Imagenio service.

The thematic channels offer has also been improved, comprising now a total of 36 channels after adding new ones such as EuroSport, Canal Real Madrid, Bloomberg TV, Euronews, CNN International and Cartoon Network.

  Coverage: Imagenio's coverage has been extended to Basque Country (País Vasco) and improved in the areas where the service is already being offered. As such, by middle February, Imagenio is available at around 1.600.000 households.

  Services: New Imagenio Service modality without Internet connectivity service for clients only interested in digital television or not having a PC at home. This service is offered at a price of 19 euros per month.

Voice price plan offering a flat rate for local and provincial calls made to ten preset numbers at a price of 8 euros per month; should national long distance calls be also included in the voice package, the price rises to 13 euros per month. These voice packages together with Imagenio make up an attractive triple-play offer.

  Promotions: Free installation and connection fee, as well as monthly fees up to May, for new clients of Imagenio service and an additional bonus of a free football match of the Spanish League or Copa del Rey.

Regarding other broadband services, and on completion of the process to double the speed of the ADSL Service, Telefónica de España continued its strategy to promote this technology through the launch of new commercial offers during the last quarter of 2004, more particularly:

  "Navidad ADSL" (Christmas ADSL) promotion from November the 20th, 2004 to January the 7th, 2005, by which Telefónica de España offered for basic ADSL Service free connection fee, USB modem and monthly fees up to January the 31st, 2005.

  The launch of "Servicio Flexible ADSL Negocios" (Flexible ADSL Business Service) taylor made for the business market segment and offering internet access from Monday to Friday from 9:00 to 12:00 and from 18:00 to 21:00, together with 12 extra hours a month during any time slot for 24.90 euros per month. Additional minutes are billed at 2.99 euro cents, with a maximum monthly bill of 42 euros. The new service Solución ADSL E-gestión Negocio (ADSL E-management Business Solution), also aimed at the business market segment, together with ADSL access to provide management applications for commercial processes based on ASP (Application Service Provider) technology.

Other notable commercial actions taken by the Company in the traditional business include:

  13.7% reduction in the price of the "Combinado País" (access+traffic modular plan) rate as of October the 28th, 2005, to 33.17 euros per month.

  December launch of the new Video-telephony service over conventional lines. This new services enables real-time transmission and reception of speakers' image by connecting a screen, with a built-in camera, to a basic line at no extra cost to clients.

  Improvement of Voice Mailbox Service with the introduction of additional features: information of incoming calls without message, that informs the client on the telephone number of incoming calls that did not leave a message in the voice mailbox; Immediate Call-back Service, allowing to make a phone call to the telephone number leaving a message right after listening to it.

  Additionally, a new portfolio of services for SME and Professional market segment has been launched, of which we could highlight the following: free PSTN line connection fee promotion for additional lines from November the 26th, 2004 to March the 31st, 2005; the new "Professional Line" having a Comprehensive and specifically tailored service for the market segment; and the new "Tarifa Plana Comercial" (Commercial Flat Rate), including unlimited national calls within commercial hours for 19 euros per month, with a promotional price of 9,90 euros per month up to June the 30th, 2005.

Insofar as Regulation is concerned, the approval of the 2005 Price-Cap formula set al CPI-3%, must be highlighted. Modifications to rates in compliance with this formula should be completed by July the 1st, 2005, when the CMT is expected to have completed its analysis of the relevant markets, resulting in a new regulatory price and service control framework in Spain.

Telefónica de España has been granted authorization to raise the PSTN monthly fees by 2.0% to 13.43 euros as of January the 22nd, 2005, when said rise came into force.

Telefónica de España Group operating revenues totaled 10,955.8 million euros during the year, representing a 2.4% growth in comparison with 2003, the last quarter remaining in line with the growth trend recorded in revenues over the year: 1.7% in the quarter ending March 2004, 2.2% in the period from January to June, and 2.3% in the nine months to September. Telefónica de España parent company contributed revenues of 10,491.2 million euros to the Group, which represented a year-on-year growth rate of 2.1% in 2004 after recording revenues 213.6 million euros above those of the period January-December 2003.

Particularly noteworthy when analyzing the contribution to the growth in revenues of each of the businesses forming the Telefónica de España Parent company is the good progress made by revenues from the Internet and Broadband Services, which widely offset the 182.9 million euro decline in Traditional Services revenues, with 290.5 million euros. The Data and Solutions Business and the Wholesale Business contributed to growth by 13.0 and 93.1 million euros, respectively. A more precise analysis of each business follows:

  Aggregate revenues from Traditional Services totalled 7,060.4 million euros at the end of December, 2.5% down on those recorded during the previous year. The positive progress recorded during the year must be highlighted, the drop in revenues slowing down from 4.7% in the first quarter to an aggregate 3.8% in June, 3.1% over the first nine months of the year and up to 2.5% in 2004, due to a better performance during the fourth quarter in which they dropped by 0.8%. The growth in revenues from Client Network Access recorded as of the third quarter 2004, together with the better performance of revenues from voice traffic over the last quarter, have resulted in the evolution of revenues from Traditional Services during the period October-December 2004.

Revenues from Client Network Access amounted to 2,969.4 million euros over the year, which was 0.7% higher in comparison with the previous year. Along these lines, the positive effect of the 4.35% rise in monthly fees for PSTN lines by 0.55 euros in April 2004 and the surcharges on calls made to toll-free numbers from public payphones as of the third quarter are worth noting.

The estimated access market share at December 2004 stood at 88.2%, 0.8 percentage points lower than in the last quarter and 2.2 percentage points down on December of the previous year. In absolute terms, 17,361 lines (PSTN+ISDN basic access) were lost during the quarter, a considerable improvement with regard to the last two quarters in which this value stood at around 70,000 lines. Last September's free connection fee campaign contributed significantly to this, as most of the lines became operational during October. With regard to the year as a whole, the total number of lines lost reached 185,936. It is also important to compare this amount with the number of lines lost in 2002 and 2003 (492,793 and 334,299 respectively) to evaluate the improved progress of this indicator.

Revenues from voice usage amounted to 3,281.8 million euros to December, down by 2.5% from the same period of the previous year. This performance must be considered positive, bearing in mind the relevant drop of 10.9% recorded in the volume of minutes, and is a result of the changes made in the second quarter to the Comprehensive Maintenance Service (SIM) and, in general, in the optimisation policy for discounts and bonuses for the service, focused more specifically on client segmentation. In this sense, it is worth noting that the 1 euro discount applied to all SIM service clients was eliminated as of January 1st, 2005, when the number of clients with the service contracted amounted to 5.7 million.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, dropped by round 5% over 2004. Telefónica de España's estimated market share of the voice market stood at 68.0%1 in December, 2.1 percentage points lower than in September and 4.4 percentage points lower than December 2003.

1 Change in criteria to adapt to data published by Spanish Regulator CMT

The estimated total volume of minutes processed by Telefónica de España during 2004 amounted to 123,026 million, a 6.7% year-on-year drop. Total outgoing traffic (including internet), which accounted for 55.9% of total traffic, amounted to 68,787 million minutes and fell by 14.9% with regard to the same period of the previous year. Traditional outgoing traffic totalled 47,334 million minutes at December end, down by 10.9% year on year due to the negative performance of the market and the aforementioned loss in market share. The negative trend in traffic continued over the year, with very significant year on year falls in domestic fixed line-to-fixed line traffic: local traffic was down by 13.7%, provincial traffic by 10.9% and DLD traffic by 9.5%. There was also a 1.3% drop in fixed-to-mobile traffic during this period. Only international traffic maintained a positive trend, with year-on-year growth of 4.0%. The number of outgoing minutes to the internet amounted to 21,435 million to December and continued to show a negative interannual year-on-year variation of 22.5%, mainly as a result of switched internet traffic cannibalisation by broadband ADSL services. Finally, incoming traffic rose by 6.2% year on year to 54,239 million minutes.

Due to the introduction of verbal consent preselection procedure, the total number of preselected lines has risen by 83,246 in the fourth quarter. The total number of pre-selected lines over 2004 amounted to 100,435, a much lower figure than the 500.950 registered in 2003. As such, the total number of preselected lines at 2004 year end stands at 2,379,457.

In regard to Value-Added Services, Voice Mailbox and Caller ID services should be noted. By the end of December 2004, the number of services activated amounted to 11,901,202 and 7,500,542, with positive progress in the year of 3.1% and 10.0%, respectively. As a result of the continued increase in clients with handsets adapted to the Text Messaging service, this service grew on the number of messages process by 217% year on year, reaching a volume of processed messages that exceeded 50 million, of which 33 million were originated from the fixed network. The total number of access + traffic modular plans "Combinados" amounted to 1,140,639.

  Internet and Broadband Services recorded aggregate revenues of 1,139.5 million euros over the year, representing year-on-year growth of 34.2% and a slight acceleration with regard to the previous quarters of 2004.

The broadband market experienced a remarkable acceleration during the last quarter of 2004 following the intensive sales campaigns undertaken by the different operators on the market. This greater commercial activity resulted in the net gain of 440,000 new broadband lines in Spain during the fourth quarter of 2004 with regard to the quarterly average net gain of 270,000 lines over the rest of 2004.

The net gain of ADSL retail and wholesale lines during the fourth quarter amounted to 332,308, favored by this intensive market drive. Thus, the total number of ADSL lines in service amounted to 2,490,113, during 2004, a 50.0% increase. It should be noted this figures does not include unbundled lines as ADSL connections. Telefónica de España retail ADSL lines also benefited from the increased growth, recording a net gain of 168,099 to give an aggregate total of 1,611,897 retail ADSL lines.

The unbundled loops by competitors of Telefónica de España in the fourth quarter of the year were 20,745 as fully unbundled loops and 23,180 as shared access loops; the total number of unbundled loops by the end of December being 116,112, of which 78,445 were fully unbundled and 37,667 were shared loops. The continued acceleration in the net gain of loops was observed during the quarter, although for the first time the highest growth corresponded to the shared access loop. Were all of the unbundled loops, fully unbundled and shared, to have an ADSL connection, the total number of ADSL accesses in Spain at the end of December 2004 would reach 2,606,225.

As a result of the greater commercial pressure of competitors, Telefónica Group's market share stood at 55.5%, 2.6 percentage points down on the end of the third quarter. With a clear aim to lead the broadband market, Telefónica de España continues to present attractive new commercial offers, such as the promotional ADSL + voice package that, for all new subscriptions to the 24 hours ADSL Flat Rate service made between January the 26th 2005 and February 14th 2005, offers free local calls throughout 2005 and free connection to the ADSL service, or the promotion starting February the 21st 2005 and ending March the 31st 2005 that provides monthly fee discounts up to 25.7% for all 2005 year long.

The rich portfolio of value-added services is being well received among Telefónica de España ADSL clients, as shown by the fact that 48.1% of these clients have already signed up to at least one kind of value-added service. Of the most successful services in terms of both greater acceptance and revenues generated, "Soluciones ADSL" (ADSL Solutions) reached 178.226 operative units, registering a 16.3% growth from September 2004. The "Seguridad ADSL" (ADSL Security) service is another service with a strong growth rate, reaching a total of 347.198 operative units. In regard to Imagenio Service launched in Madrid, Barcelona and Alicante last year, the total number of clients at December end stood at 6,024, of which over 85% have internet access and over 63% have signed up for some kind of additional subscriber service. It is important to note that the total number of value-added services operative at year end 2004 exceeded one million to reach 1,187,363.

The accelerated growth in the number of retail ADSL lines is reflected in revenues, which grew by 65.7% year on year during the fourth quarter, in comparison with the 58.5% growth rate recorded during the third quarter. Hence, revenues from retail Broadband services recorded a year-on-year growth of 60.0% to reach 891.0 million euros. Revenues associated to the provision of value-added services on the retail ADSL service also showed this trend, representing 9.8% of retail ADSL ARPU.

The strong demand for broadband services is resulting in a decline in narrowband internet revenues due to the continued migration of clients from narrowband internet access to broadband services with greater features. At year-end 2004, revenues from Narrowband Internet fell by 14.9% to 248.5 million euros.

  The Data and Solutions Service business recorded an aggregate growth in revenues of 1.4% over the year and totaled 941.6 million euros.

The planning and operating of virtual private networks represented 53.1% of these revenues, although the migration to lower cost, IP-technology based products, not completely offset by the growth in plant in service, resulted in a year-on-year decrease of 1.7%.

The Solutions and Value-Added Services for Businesses segment continued to grow within the Data and Solutions services and accounted for 26.5% of total Data and Solutions revenues in 2004 compared with 24.1% during 2003 to record a year-on-year growth of 11.6%. There are currently 175 agreements for the management or outsourcing of services for large corporations, of which 129 are client management centers operated by Telefónica, and there has been a 29.7% increase in the number of hosting servers.

  Wholesale Business contributed to revenues with 1,349.8 million euros during 2004, a 7.4% increase compared to 2003. The slower growth rate compared with the period of January-September 2004, which stood at 9.0%, was due to a double effect: the decrease of domestic incoming fixed-to-fixed traffic during the fourth quarter of 2004, and the change in the mix of international incoming traffic, loosing weight the traffic to mobile networks, with a higher price per minute.

"Other National Operators Services" contributed notably to the increase in Wholesale Business with a 18.3% growth in the quarter, thus reflecting the impact of agreements signed with large domestic operators on non-regulated price schemes for the carriage of transit traffic to mobile networks.

26.3% of wholesale revenues came from National Interconnection services, which decreased by 0.3% year on year due basically to the 6.4% reduction in fixed-to-fixed interconnection revenues that was not fully offset by the 15.2% growth in fixed-to-mobile interconnection revenues.

Telefónica de España Group's operating expenses experienced a year-on-year reduction of 0.5% to 6,019.0 million euros (0.7% on the aggregate to September) having remained unchanged during the fourth quarter of 2004 with regard to the same quarter in 2003. The 9.3% reduction in personnel expenses in comparison with the same period of the previous year must be noted, which amounted to a total of 2,083.6 million euros. This annual reduction is a result of the 2003-2007 Redundancy Program, although during the fourth year of 2004 personnel expenses dropped by 6.1%, given that the first redundancies associated to the program occurred during the last quarter of 2003 and, as such, this quarter included part of the impact of the Redundancy Program of personnel expenses. The Telefónica de España parent company headcount reached 35,045 employees at the end of December 2004, representing a reduction of 2,014 employees over the year. In 2004 a total of 2,417 employees have joined the Redundancy Program (E.R.E. 2003-2007).

Contrary to personnel expenses evolution, the Company's increased commercial activities aimed at revenue growth led to a 13.5% rise in External Services & Others which totaled 1,179.9 million euros.

Supplies expenses, amounting to 2,571.3 million euros, grew by 1.7 % despite the 5.2% decrease in interconnection expenses following the reductions in fixed-to-mobile interconnection tariffs that came into effect in November 2003 and October 2004. The increase in expenses at Telyco linked to the handset sale business had a decisive impact on the evolution of supplies expenses at Telefónica de España Group; without them, the Group's supplies expenses growth would have fallen by 2.5 percentage points.

Telefónica de España Group EBITDA amounted to 5,054.5 million euros, up 6.1% year on year. The Group's EBITDA margin was 46.1%, 1.6 percentage points higher than in the same quarter of the previous year. During the last quarter of 2004, EBITDA growth stood at 4.8% compared with the 6.6% growth of the January-September period, due to the slower decrease in costs over the last three months of 2004. Telefónica de España Parent company EBITDA amounted to 5,027.3 million euros (+6.2 % on the previous year).

Telefónica de España Group's operating profit amounted to 2,680.5 million euros at the end of 2004, +26.2% over the previous year as a result of the positive evolution of EBITDA and the 10.0% decrease in amortization and depreciation.

CapEx accumulated to December end by Telefónica de España Group dropped by 18.4% to 1,207.6 million euros to reach a CapEx over Revenues ratio of 11.0%.

Operating free cash flow, defined as EBITDA minus CapEx minus early retirement payments, amounted to 2,968.3 million euros in the January-December 2004 period, up by 21.0% on the same period of 2003 to exceed the growth target (+13%/+16%).

TELEFÓNICA DE ESPAÑA
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	December
	2004	2003	% Chg
Equivalent lines (1)	19,835.3	19,100.4	3.8
PSTN Lines	14,838.2	15,061.0	(1.5)
ISDN equivalent basic access	1,863.8	1,827.0	2.0
ISDN equivalent primary accesses y 2/6 equivalent accesses	564.7	535.7	5.4
Fully unbundled local loops	78.4	16.3	n.s.
ADSL connections	2,490.1	1,660.5	50.0
Telefónica de España retail ADSL	1,611.9	1,070.3	50.6
Traffic (minutes in millions) (2)	123,026.0	131,897.0	(6.7)
Employees (units)	35,045	37,059	(5.4)

(1) Equivalent lines: PSTN (including Public Use Telephony) (x 1); ISDN Basic accesses (x 2); ISDN Primary access (x 30); 2/6 Accesses (x 30); ADSL Lines (x1).
(2) January - December cumulative data.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Traditional Services	7,060.4	7,243.3	(2.5)	1,774.8	1,789.6	(0.8)
Client network access (1)	2,969.4	2,950.0	0.7	743.9	726.0	2.5
Voice usage (Net total) (2)	3,281.8	3,366.1	(2.5)	844.8	827.1	2.2
Local	778.2	816.9	(4.7)	202.5	213.9	(5.3)
Provincial	252.0	259.5	(2.9)	65.4	64.3	1.7
Domestic long distance	441.7	461.6	(4.3)	114.7	119.7	(4.2)
International long distance	295.4	243.9	21.1	86.8	53.7	61.8
Fixed to mobile	1,207.4	1,257.9	(4.0)	303.7	312.2	(2.7)
IRIS and others (3)	307.2	326.3	(5.9)	71.8	63.3	13.5
Handsets sales and maintenance	586.4	706.0	(16.9)	130.2	182.7	(28.7)
Other business lines (4)	222.8	221.1	0.7	55.9	53.9	3.7
Internet and Broadband Services	1,139.5	849.0	34.2	323.2	238.3	35.6
Narrowband	248.5	291.9	(14.9)	53.4	75.5	(29.3)
Broadband (retail)	891.0	557.1	60.0	269.8	162.8	65.7
Data and Solutions Services	941.6	928.6	1.4	249.1	248.9	0.1
Corporate networks (5)	692.4	705.4	(1.8)	180.8	178.3	1.4
Solutions	249.2	223.3	11.6	68.2	70.6	(3.4)
Wholesale Services	1,349.8	1,256.7	7.4	352.3	341.9	3.0
National interconnection	355.4	356.6	(0.3)	86.3	96.2	(10.3)
Wholesale ADSL (Megabase, Megavía and GigADSL)	234.7	166.1	41.3	65.8	51.1	28.7
International operators services	287.4	309.3	(7.1)	59.6	75.6	(21.2)
Other national operators services (6)	472.3	424.7	11.2	140.7	118.9	18.3
Total operating revenues	10,491.2	10,277.6	2.1	2,699.3	2,618.7	3.1

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Traditional Services	1,816.2	3,664.3	5,453.6	7,243.3
Client network access (1)	737.8	1,489.6	2,224.0	2,950.0
Voice usage (Net total) (2)	849.6	1,709.2	2,539.0	3,366.1
Local	213.6	420.2	603.0	816.9
Provincial	66.6	132.5	195.2	259.5
Domestic long distance	116.8	232.8	341.9	461.6
International long distance	58.5	122.5	190.2	243.9
Fixed to mobile	305.9	623.5	945.7	1,257.9
IRIS and others (3)	88.3	177.9	263.1	326.3
Handsets sales and maintenance	174.8	353.7	523.4	706.0
Other business lines (4)	54.1	111.8	167.2	221.1
Internet and Broadband Services	191.0	399.0	610.6	849.0
Narrowband	79.9	149.6	216.4	291.9
Broadband (retail)	111.1	249.4	394.3	557.1
Data and Solutions Services	215.3	443.0	679.8	928.6
Corporate networks (5)	168.8	345.1	527.1	705.4
Solutions	46.4	97.9	152.7	223.3
Wholesale Services	287.7	600.1	914.8	1,256.7
National interconnection	83.5	175.3	260.4	356.6
Wholesale ADSL (Megabase, Megavía & GigADSL)	35.7	74.8	115.0	166.1
International operators services	71.9	148.1	233.6	309.3
Other national operators services (6)	96.5	201.9	305.8	424.7
Total operating revenues	2,510.1	5,106.3	7,658.9	10,277.6

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Revenues derived from monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services), public telephone booths and network services.
(2) Voice usage net of discounts, foreign participation (international long distance) and payments to Intelligent Network providers.
(3) Services included: Intelligent Network services, Special Valued Services and others.
(4) Special Projects, Services agency and others. (Broadcasting included).
(5) Included leased circuits, VPN and delicated internet access.
(6) Services included: Commercial wholesale services (access, carrier and maintenance), wholesale leased circuits, other IP services and ULL.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	10,955.8	10,695.4	2.4	2,822.4	2,748.7	2.7
Internal expend capitalized in fixed assets (1)	144.3	174.6	(17.4)	47.0	53.8	(12.6)
Operating expenses	(6,019.0)	(6,048.7)	(0.5)	(1,542.5)	(1,542.1)	0.0
Other net operating income (expense)	(26.5)	(58.9)	(55.0)	(8.6)	(2.3)	n.s.
EBITDA	5,054.5	4,762.4	6.1	1,318.3	1,258.0	4.8
Depreciation and amortization	(2,374.0)	(2,638.8)	(10.0)	(570.3)	(646.0)	(11.7)
Operating profit	2,680.5	2,123.6	26.2	748.0	612.0	22.2
Profit from associated companies	(1.0)	(0.9)	12.5	(0.2)	(0.1)	54.9
Financial net income (expense)	(374.0)	(447.5)	(16.4)	(86.4)	(107.4)	(19.6)
Amortization of goodwill	(3.2)	(2.8)	14.0	(0.7)	(3.1)	(75.7)
Extraordinary net income (expense)	(718.1)	(1,374.1)	(47.7)	(65.3)	(1,395.6)	(95.3)
Income before taxes	1,584.1	298.2	n.s.	595.3	(894.2)	c.s.
Income taxes	(471.9)	(18.1)	n.s.	(176.6)	322.4	c.s.
Net income before minority interests	1,112.2	280.1	n.s.	418.7	(571.8)	c.s.
Minority interests	(0.2)	(0.0)	n.s.	(0.0)	(0.0)	n.s.
Net income	1,112.1	280.1	n.s.	418.7	(571.8)	c.s.

Note: Starting first quarter 2004, Telefónica Data España and Telefónica Soluciones results will be incorporated within Telefónica de España Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	2,590.0	5,282.9	7,946.7	10,695.4
Internal expend capitalized in fixed assets (1)	41.2	83.8	120.8	174.6
Operating expenses	(1,460.6)	(2,983.7)	(4,506.6)	(6,048.7)
Other net operating income (expense)	(12.5)	(40.1)	(56.6)	(58.9)
EBITDA	1,158.2	2,343.0	3,504.4	4,762.4
Depreciation and amortization	(675.7)	(1,337.1)	(1,992.8)	(2,638.8)
Operating profit	482.5	1,005.9	1,511.6	2,123.6
Profit from associated companies	(0.4)	(0.6)	(0.7)	(0.9)
Financial net income (expense)	(117.1)	(228.4)	(340.1)	(447.5)
Amortization of goodwill	(0.7)	0.2	0.2	(2.8)
Extraordinary net income (expense)	(3.0)	18.7	21.5	(1,374.1)
Income before taxes	361.3	795.8	1,192.5	298.2
Income taxes	(104.4)	(226.4)	(340.5)	(18.1)
Net income before minority interests	257.0	569.4	852.0	280.1
Minority interests	(0.0)	(0.1)	(0.0)	(0.0)
Net income	256.9	569.4	851.9	280.1

Note: The incorporation of the assets corresponding to Telefónica Empresas into Telefónica de España Group in 2004, implies the presentation of Telefónica de España Group proforma financial statements for fiscal year 2003, under the same criteria, for the benefit of comparisons. In February 27th, 2004, the company notified the main metrics of these proforma financial statements for fiscal year 2003 under the new consolidation perimeter. The final definition of the assets to be incorporated to Telefónica de España Group makes these metrics to vary slightly with respect to the ones previously presented (-4.4 million euros in revenues and -10.4 million euros in EBITDA), a change that does not imply modifications in neither Telefónica de España Group nor Telefónica Group published accounts in the above mentioned fiscal year.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

In 2004, Telefónica Latinoamérica showed a very solid performance, experimenting growths of 7.5% and 6.8% respectively in both operating revenues and EBITDA in constant currency, in line with the expected 2004 guidance for these two indicators (+6/+9% growth in both cases). In current euros, both operating revenues and EBITDA at Telefónica Latinoamérica, also recorded positive cumulative growth, as a result of a stable currency evolution. In the last quarter of the year, almost all Latin American currencies appreciated against the dollar. Likewise, the average dollar/euro exchange rate remained almost unchanged through this fourth quarter. However, on a year-on-year basis, Latin American currencies recorded significant levels of depreciation against the euro, which had a negative impact on the year-on-year variation in both operating revenues and EBITDA, reducing growth by 5.4 percentage points and 5.5 percentage points, respectively.

Operating revenues amounted to 6,883.4 million euros, registering a year on year growth of 2.1% (+7.5% in constant euros), slightly slowing down the growth seen in previous quarters. The evolution of total revenues in constant euros reflects the behavior of revenues at:

  Telesp (+14.6% in local currency), as a result of the positive progress made by the traditional business (+13.6%), helped by the good performance of the new businesses (SMP, long distance outside Sao Paulo, etc.), the successive tariffs increases (+6.89% for the local telephony basket and 3.2% for domestic long distance calls in July, corresponding to 2004, +4.1% in September and +3.9% in November, the latter two corresponding to 2003 due to the difference between the increase granted in 2003 and the IGP-DI), the increase in fixed-to-mobile traffic and the good performance of value-added services.

  TASA (+10.6% in local currency), primarily due to the good performance of the plant and traffic operating variables in comparison with 2003, despite the tariff freeze in force since January 2002, which made it possible to achieve growth of 8.7% in local currency in revenues from traditional services.

  CTC recorded a fall in revenues of 6.2% in local currency, with a slow down in the decreasing rate recorded at September 2004 (-6.8%) due to the positive impact of the new Tariff Decree 2004-2009, following the new version published in September and the launch of minute plans in June. However, a downside review of termination tariffs on mobile networks (CPP), the cannibalization of mobile telephone and the poor performance of the domestic long-distance market explain the year-on-year drop in revenues.

  TdP registered a 1.1% fall in revenues in local currency. The good performance of the Internet business (Narrowband + Broadband), which grew by 57.9%, was unable to offset the drop in Traditional business (-3.8%) caused by both the lower local traffic and the impact of the decrease in average tariffs related to the new tariff scheme.

  Telefónica Empresas América and TIWS continued with the positive trend of previous quarters and ended the year with a revenue growth of 11.2% and 21.2%, respectively, in constant euros.

The total operating expenses of Telefónica Latinoamérica stood at 3,843.2 million euros at year end 2004, 2.1% higher than in 2003 in current euros. In constant euros, expenses continued to slow down, recording a 7.4% increase compared to the 7.9% figure registered in the nine months of 2004. This slow-down is explained by the smaller growth in expenses in local currency at Telesp and to the expenses reduction at TdP and TIWS, which offset the slowing down in the decreasing costs at CTC and the increase in costs at TASA, due to greater commercial activity. However, this year-on-year growth in expenses in constant euros reflects the higher interconnection costs and other supply expenses, mainly coming from Telesp and TASA, which are related to increased activity and traffic mostly with mobile operators. The increase in the Group's expenses excluding interconnection costs would be limited to 5.8%.

EBITDA at the end of 2004 stood at 3,141.0 million euros, showing a growth of 1.3% in current euros (+6.8% in constant euros). EBITDA margin reached 45.6%, slightly better than the figure as of September 2004. The decrease in depreciation and amortization expense (-1.4% in constant euros) made it possible to achieve an operating profit of 1,443.2 million euros, representing an improvement of 18.1% in constant euros.

At December 2004, Telefónica Latinoamérica recorded an extraordinary net income of 363.1 million euros, compared with the negative 128.1 million euros registered in December 2003. The sale of Telefónica Móviles Chile (until then a 100% subsidiary of CTC) to Telefónica Móviles last July had a determining impact, contributing with an extraordinary net income of 425.5 million euros. The financial results stood at -315.3 million euros , compared with the previous year's -228.6 million euros. Excluding the impact of the exchange rate differences, which in 2003 had a great positive impact due to exchange gains recorded by Argentine companies (around 113 million euros) and the profit recorded in 2003 as a result of the cancellation of the debt denominated in dollars (around 250 million euros), Telefónica Latinoamérica net financial results were down 57% as a result of the lower interest expenses connected with the lower debt and interest rates.

These results, together with a tax provision of 264.0 million euros, allowed Telefónica Latinoamérica to record a net income of 806.6 million euros, with a year-on-year increase of 44.4%.

In 2004, Telefónica Latinoamérica's CapEx amounted to 753.3 million euros, posting an increase of 15.2% (+16.9% in constant euros), primarily due to greater investment in ADSL. At December 2004, the CapEx/Revenues ratio stood close to 11%. The good performance of EBITDA enabled the company to achieve an operating free cash flow (EBITDA-CapEx) of 2,387.7 million euros, showing a decrease of 2.4% in current euros (+4.1% in constant euros).

Telefónica Latinoamérica's plant of equivalent lines totaled 22.8 million, which was 5.4% more than at the end of 2003, thanks to the efforts made in the broadband business, which are reflected in the strong growth of the ADSL plant with 651,779 new clients since the beginning of the year, increasing by 84.7% compared to the previous year and reaching a total number of Telefónica Latinoamérica broadband connections of 1.4 million. It must be highlighted that broadband connections now represent 6.2% of total equivalent lines, compared with 3.6% in December 2003.

Furthermore, traditional business lines showed in 2004 an increase of 2.5%, reaching a total of 21.4 million fixed telephony lines, helped by the general growth experienced in all Group operators, in particular at TdP (+9.5%), as a result of the new tariff plans, and TASA (+3.8%), whose plant reached its historic maximum due to both the sound performance of demand in 2004 and the higher commercial efforts. There was a net gain of 522,778 lines in 2004, with the biggest contribution being made by TdP and Telesp, with a net gain of 186,765 and 165,816 lines, respectively.

TELESP

2004 was a year of intense commercial efforts for Brazil aiming at consolidating the growth of broadband and the new products adapted to all segments of the population. The economic environment was favorable, with stable exchange rates throughout the year and a substantial increase in tariffs. Apart from the 6.89% average increase in tariffs in July for the local telephony basket and 3.2% for domestic long distance calls, a second adjustment was established by ANATEL, according to the judgment handed down by the Higher Court of Justice that ruled in favor of allowing fixed line telephony operators to raise tariffs in compensation for the difference between the previous year's increase and the result of applying 2003's IGP-ID as the reference index (wholesale price index), to be made in two stages and not retroactive. The first (+4.1%) was executed in September and the second (+3.9%) in November.

At the end of 2004, the equivalent lines in service (traditional business + ADSL) at Telesp amounted to 13.3 million (+4.0% higher than in December 2003), due to the strong increase recorded in the ADSL plant (+70.6%) and the growth of traditional lines. For the second consecutive quarter, Telesp recorded a net gain of 103,589 traditional lines, obtaining a net gain of 241,959 lines in this second half of the year and reversing the trend of traditional plant loss experienced during the first half of the year (-76,143 lines). The strong competence of the cellular business makes difficult to keep on growing the subscriber base. This change in trend was helped by the successful launch of new products in July targeting low income clients (economic and super-economic lines), which have enabled Telesp to increase subscriptions compared to December 2003 and to place its traditional plant at 12.5 million lines, posting a year-on-year growth of 1.3% despite the impact registered by the ARPU due to the lower usage of those lines.

Telesp continued to pursue its policy of giving fixed lines greater value through a higher volume of Value Added Services and broadband expansion. In this last quarter it achieved a new record net gain of 110,800 ADSL connections, bringing the total ADSL plant up to 826,400 at the end of the year (70.6% higher than in December 2003). The growth in Telefónica's ISP (itelefonica) users also continued, reaching a total of 2.1 million with an estimated market share of around 24%.

Telesp was able to consolidate its position in the long distance market during 2004. Thanks to the launch of several commercial initiatives, the company was able to partly compensate the negative market evolution, mostly due to the cannibalization of the cellular business. Hence, Telesp increased its market share in all traffic segments. Its market share in the domestic intra-state long-distance market stood at 88.5% (slightly up on December 2003). In inter-state long-distance, its market share rose to 58% (+7 percentage points), while the international long-distance market share increased almost by 12 percentage points compared to December 2003, up to 51%.

At the end of the year, Telesp obtained operating revenues of 3,707.9 million euros, which represents an increase of 14.6% compared to 2003 in local currency, thanks to the increase in tariffs, the good performance of new businesses (SMP, long distance outside Sao Paulo, etc.), the sound progress of value-added services and the increase in fixed-to-mobile traffic and public telephone traffic, leading to a 13.6% growth in traditional business revenues in local currency. In addition to this, there was a notable increase in broadband revenues (+61.4% in local currency) due to the growth in the customer base, leading to a 31.6% increase in internet revenues (broadband+narrowband) in local currency, contributing with 6.4% of the operator's total operating revenues.

Although operating costs were 18.3% higher in local currency than in 2003, the slowing trend shown in previous quarters remained (1.7 percentage points lower than September 2004). Among the items which grew the most, it must be highlighted interconnection expenses (+23.9% in local currency) related to the increased fixed-to-mobile, SMP and long distance traffic revenues. It is also worth noting the increase in subcontracting services (up 20.4% in local currency), due to an increase in commercial activity, higher co-billing expenses and the indexing of certain contracts. However, personnel expenses were 7.7% lower in local currency, as a result of the reduction in the average workforce due to the lay-offs that took place in 2003 and in the second quarter of 2004. Bad debt provision as a percentage of revenues continued to drop in December to 3.1% (0.8 percentage points down on the previous year), mainly due to new more closely adapted products for different client profiles.

Telesp's EBITDA stood at 1,698.2 million euros, with a year-on-year increase of 7.4% in local currency. EBITDA margin continued its progression compared to previous quarters, reaching 45.8% (0.5 percentage points up on September 2004). There was a 3.1 percentage point drop in comparison with the previous year, due to the higher proportion of revenues accounted for by new businesses with higher associated interconnection expenses (fixed-to-mobile, long distance outside Sao Paulo, SMP).

Telesp's very strict policy of CapEx control continued for the entire year, with priority being given to strategic investments, particularly broadband. At year end, CapEx stood at 370.2 million euros, 0.4% down in local currency compared to the previous year. The CapEx/Revenues ratio totaled almost 10% at the end of the year, while the operating free cash flow (EBITDA-CapEx) generated amounted to 1,328 million euros, showing an increase of 9.8% year on year in local currency.

Telesp had 7,125 employees as of year end, almost the same as in 2003, reaching a productivity ratio of 1,865 lines per employee (up 4.1% on the previous year).

TELEFÓNICA DE ARGENTINA

The stability of the macroeconomic situation in Argentina was consolidated during 2004. The sustained growth of the GDP (+8.2%) and the stability of the peso against the dollar, with a slight 1.7% depreciation over the year, should be noted. In line with the economic improvement, the Telecommunications sector continued to grow thanks to the gradual recovery of the fixed line telephony market, the accelerated rollout of broadband and the strong growth of the cellular market. In this context, the management of Telefónica de Argentina continued in keeping with the recovery of the market, leading to a significant increase on revenues obtained in 2003.

During 2004, no news concerning tariffs has been announced, continuing with the tariff freeze. The accumulated inflation effect over operating expenses and Capex is starting to generate management tensions, as revenues are decreasing due to a reduction in both traffic and plant volumes, as a result of the cellular business expansion.

The plant of traditional lines recorded a growth of 3.8% in 2004, once again accelerating the growth rate registered during the previous quarter (+3.6%) and reaching 4.3 million lines, its maximum historic value, thanks to the demand recovery (36.6% year-on-year increase in subscriptions). The net gain recorded during the year amounted to 159,612 lines (compared with the loss of 12,494 in 2003), of which an increasing proportion were prepaid and consumption control (27.7% of the total plant, 1.4 percentage points up on 2003). In addition to the plant increase, total traffic per line grew significantly during 2004 (+7.2%), mainly driven by prepaid traffic, both in cards and prepaid lines. There was also a substantial increase in the ADSL plant (+172.4%), which stood at 188,840 lines and provided a net gain for the whole year of almost 120,000 lines. The commercial efforts related to the accelerated rollout of ADSL has enabled the company to increase its estimated broadband market share in the southern area by 12.3 percentage points to 80.7%. The ratio of lines to employee stood at 558 lines, representing an increase of 5.5% over 2003.

Thanks to the good performance of the operating variables with respect to 2003, TASA operating revenues accelerated its growth rate in 2004 and recorded an increase of 10.6% in local currency up to 810.5 million euros, despite the tariff freeze in place since January 2002. When comparing the figures for 2004 with those of the previous year, is important to remember that it was in the second quarter of 2003 that the impact of agreements with operators for mutual invoicing applying CER (inflation indexing of wholesale offerings) was recorded for the whole of 2002. Excluding this effect, TASA's revenues rose by 12.5% in local currency. Broken down by business lines, revenues from traditional services (accounting for 92.8% of the total) rose 8.7% in local currency due to the growth in traffic and plant, while revenues from the Internet (Narrowband + Broadband) business rose 41.5% in local currency thanks to the ADSL plant expansion, which offset the decrease in the narrowband business.

The strong growth rate of revenues is coupled with a 9.7% increase in operating expenses in local currency, despite the fact that TASA continued to apply a strict policy for cost rationalization and control adopted as a result of the crisis in 2002. Of particular note over the year was the effective management of bad debts, with increased use of prepaid and consumption control products, which has made it possible to maximize debt recovery and place bad debt provision as a percentage of revenues below 1%.

Cost control, together with the increased sales, enabled TASA to achieve EBITDA of 484.7 million euros in 2004, showing an increase in local currency of 11.2% over 2003. In homogenous terms (excluding the impact on 2003 revenues of CER invoicing related to 2002), EBITDA experienced a year-on-year growth rate of 13.7%. The EBITDA margin was 0.4 percentage points higher than in 2003, at 59.8%.

The good performance of EBITDA enabled the company to achieve an operating free cash flow (EBITDA-CapEx) of 388.3 million euros, 3.3% less in local currency than in 2003, due to the sharp increase in investment (+135.5% in local currency), in line with the recovery of the business. This investment, totaling 96.4 million euros, was primarily focused on massive ADSL rollout, which accounted for 39.3% of CapEx. The CapEx to revenues ratio stood at 13.2% in local currency.

TELEFÓNICA CTC CHILE

On September 21st, the Chilean General Controller, published a review of the 2004-2009 Tariff Decree in which most of the suggestions made by CTC were accepted. This review has meant an increase in tariffs with regard to the version of the Decree published in May this year. Given that the final version is yet to be approved and these conditions to be applied to the market, since early May CTC's accounts have included the impact of the initial Decree and in September the effects of the new version of the Decree were recorded, which were also retroactive to May. However, the Tariff Decree was finally published in the Official Bulletin on February 11th 2005, hence the company will begin the resettlement process for its clients within the terms established by law. This process is not thought to have a significant impact on company revenues.

The traditional plant improved significantly compared to the previous quarter, recording a net gain of 29,227 lines (compared with the 733 lines obtained in the third quarter and the loss of 19,375 lines in the first half of the year). CTC therefore closed the year with a net gain of 10,585 lines, compared with the loss recorded during the previous year. This improvement was mostly due to launch of new services in July: the minute plans (which at year end totaled 167,555 clients including high consumption) and the Controlled Line (low consumption plan, with 34,516 lines in 2004). The traditional plant line totaled 2,427,364 lines at the end of December 2004 (+0.4% over 2003).

Growth in broadband clients over the year amounted to 60.3% up to 200,794, driven by September's launch of the 2V (double broadband speed without an increase in prices for clients) and by the package offers with minute plans.

Although the domestic long distance market continued to decline (down 9.2% year on year), as observed in previous quarters, CTC succeeded in increasing its market share by 3.7 percentage points, reaching a market share of 45.3%. CTC's share of the international long distance market stood at 29.4% at year end (+0.3 percentage points compared to 2003).

Operating revenues in 2004 totaled 932.9 million euros, registering a 6.2% decrease in local currency compared to 2003 (-6.8% as of September; -9.4% in the first half of 2004), continued in the last quarter with the improvement seen throughout the year (excluding the effect of the CPP tariff reduction, the decrease would be only 2.6%). This progress was possible due to the better performance of traditional business revenues, which continued to reduce their drop in local currency quarter by quarter, as a result of the increased plant, the successful acceptance of minute plans and the new tariff situation following the last review. Furthermore, Internet (Narrowband + Broadband) revenues maintained a high growth rate (+45.1% in local currency), accounting for 5.9% of CTC operating revenues.

Operating expenses remained at levels below those of 2003 (-8.0% in local currency), as a result of the strict cost control policy and of the lower fixed-to-mobile tariffs, causing a 22.5% reduction in interconnection expenses in local currency. Expenses related to commercial management, one of the priorities of the company, are practically the ones to have increased the most over the year, as a result of the advertising campaigns used to launch and position new products. The ratio of bad debts to revenues stood at 4.1%, slightly above the figure registered in 2003, due to certain extraordinary provisions accounted for in the last quarter of the year. As a result, EBITDA for the year stood at 417.8 million euros, posting a 3.6% decrease in local currency compared to 2003. The level of investments at the end of December placed CapEx at 80.8 million euros, climbing 1.4% over 2003, due to greater investments in Broadband (32.3% of total CapEx), which rised 2.7 percentage points over 2003. The CapEx to revenues ratio totaled 9.4%. The operating free cash flow (EBITDA-CapEx) generated totaled 337.1 million euros, experiencing a 4.9% decrease in local currency compared to 2003, due to both lower EBITDA and increased investments.

TELEFÓNICA DEL PERÚ

Telefónica del Perú experienced a significant growth in the plant of equivalent lines during 2004 (+14.6% year on year, 0.5 percentage points higher than in the previous quarter), as a result of the 9.5% increase in traditional lines (largely due to the marketing of new tariff plans since March 2003), as well as the growth in broadband connections (+126.5%) which, with an aggregate net gain of 114,736 connections (+103.8% year on year), totaled 205,425 lines.

Operating revenues totaled 1,032.1 million euros, registering a year-on-year drop of 1.1% in local currency due to the fact that the increase in internet revenues (Narrowband + Broadband), which grew by 57.9% and accounted for 7.0% of operating revenues, were unable to make up for the 3.8% fall in revenues from the Traditional Business. Traditional services were affected (i) by the impact of the migrations to new plans, representing 50.4% of the traditional plant, (ii) by the impact of exchange rates on revenues in dollars (Cablenet, ADSL, incoming international long distance and Multimedia), (iii) by the application of the new Usage Conditions, allowing users being refunded the amounts corresponding to the monthly fees for periods of line disconnection, in addition to the revenues from the payment of packages and of the revenues of associated value added services (i.e. memobox -voicemail-) and (iv) by the entering into force of the new productivity factor for the price cap system as of September 1st.

The Long Distance business continued to be affected by competition from prepaid cards. At the end of the year, the company's market shares of the domestic and international markets stood at 72.4% and 57.8%, respectively, experienced increases compared to the previous quarter of 2.3 percentage points and 0.6 percentage points, respectively, despite to the enforcement imposed by OSIPTEL since July to publish detailed information on TdP clients for knowledge of the competition.

The cost control policy implemented by TdP, together with the lower interconnection expenses (-6.9%) due to the decrease in traffic terminating on mobile networks, resulted in a 2.9% decrease in operating expenses in local currency, partly due to lower bad debts provisions (-53.1%) as a result of an improvement in the level of bad debts through the increased prepaid plant. Thus, in line with the improvement recorded in previous quarters, the bad debts to revenues ratio stood at 1.3% in comparison with 3.1% in 2003.

The company's EBITDA increased slightly in local currency (+0.9%) in relation to December 2003 to stand at 465.1 million euros.

CapEx increased by 15.2% in local currency, primarily due to the greater effort made in broadband. The CapEx to revenues ratio stood at 11.5%. This higher investment reduced the operating free cash flow (EBITDA-CapEx) to 3.3% to stand at 356.7 million euros in local currency at year end.

At December 2004, the company had a workforce of 3,025 employees, registering a decrease of 4.7% compared to 2003 (including the workforce at subsidiaries, the total number of employees was 5,039, +5.7%). As a result, the productivity ratio stood at 781 lines per employee, jumping by 20.3% year on year.

TELEFÓNICA EMPRESAS AMÉRICA

Telefónica Empresas América continued to improve efficiency and to consolidate its growth rate during 2004. Operating revenues amounted to 467.7 million euros, experiencing a year-on-year growth of 11.2% in constant terms. This growth is basically due to the progress observed in constant terms in Data & Internet revenues, which grew by 5.6% and accounted for 63% of total operating revenues, and in Hosting/ASP revenues, which recorded a 50.2% growth. It is also noticeable the growth in constant terms of the Solutions revenues (+40.3%) and International Services revenues (+15.5%). EBITDA grew by 71.5% (+79% in constant terms) reaching 54.3 million euros, with an EBITDA margin of 11.6% (+4.5 percentage points year on year). CapEx experienced a 3.9% increase (+5.7% in constant currency) amounting to 45.5 million euros and enabling Telefónica Empresas América to record an operating free cash flow (EBITDA-CapEx) of 8.8 million euros at the end of December 2004, compared with the negative figure of 12.2 million euros reached in the same period of 2003.

Telefónica Empresas Brazil accounted for approximately 36% of operating revenues at Telefónica Empresas América in 2004, with a growth of 15.8% in local currency. EBITDA grew year on year by 53.8% in local currency, a 4.8 percentage point improvement in the EBITDA margin compared to 2003. Argentina, Chile and Peru, whose joint EBITDA amounted to 46 million euros, generated positive operating free cash flow (EBITDA-CapEx) totalling 31.3 million euros. Of the three, Chile stands out, with a growth in local currency by 19.3% and 24.3% in terms of revenues and EBIDTA, respectively.

Regarding other countries, it must be noted that Colombia recorded a positive EBITDA of 2.8 million euros at year end and generated positive operating free cash flow. Mexico and the US improved their EBITDA margins by 14.2 percentage points and 1.0 percentage points respectively year on year.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

TIWS continued to focus on increasing profitability. At year end, the company recorded growth of 15.2% in its operating revenues up to 157.5 million euros, being sales from the international IP services the main contributor with a growth of 24.8%. Despite this growth in revenues, operating expenses decreased by 9.3% year on year, basically due to the fall in supplies (-14.2%) and subcontracts (-8.7%) . As a result, TIWS obtained an EBITDA margin of 31.8%, representing an 18.8 percentage point improvement on 2003. The improvement in operating free cash flow (EBITDA-CapEx) continued and amounted to 25.6 million euros.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - December
		2004	2003	% Chg
Telesp	Operating revenues (1)	3,707.9	3,400.9	9.0
	EBITDA	1,698.2	1,662.8	2.1
	EBITDA margin	45.8%	48.9%	(3.1 p.p.)
Telefonica de Argentina	Operating revenues	810.5	805.3	0.7
	EBITDA	484.7	478.7	1.3
	EBITDA margin (2)	59.8%	59.4%	0.4 p.p.
Telefonica CTC Chile	Operating revenues	932.9	1,029.1	(9.3)
	EBITDA	417.8	448.7	(6.9)
	EBITDA margin	44.8%	43.6%	1.2 p.p.
Telefonica del Perú	Operating revenues	1,032.1	1,088.1	(5.1)
	EBITDA	465.1	480.9	(3.3)
	EBITDA margin	45.1%	44.2%	0.9 p.p.
Telefónica Empresas América	Operating revenues	467.7	443.9	5.4
	EBITDA	54.3	31.7	71.5
	EBITDA margin	11.6%	7.1%	4.5 p.p.
TIWS	Operating revenues	157.5	136.7	15.2
	EBITDA	50.1	17.8	181.8
	EBITDA margin	31.8%	13.0%	18.8 p.p.

Note: EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of international accounting payments, homogeneous within Latin America operators. Criteria applied retroactively in 2003.
(2) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
		December
		2004	2003	% Chg
Telesp	Lines (1)	13,289.1	12,781.3	4.0
	PSTN Lines	11,386.6	11,171.5	1.9
	ISDN equivalent accesses	27.8	29.9	(6.9)
	2/6 Accesses for PBX and Ibercom	1,048.4	1,095.6	(4.3)
	ADSL connections	826.4	484.4	70.6
	Employees (units) (2)	7,125	7,134	(0.1)
	Traffic (millions of minutes) (3)	81,023.3	84,414.2	(4.0)
Telefónica de Argentina	Lines (1) *	4,517.3	4,238.3	6.6
	PSTN Lines	4,246.3	4,088.5	3.9
	ISDN equivalent accesses	6.1	6.5	(6.6)
	2/6 Accesses for PBX and Ibercom	76.1	73.9	2.9
	ADSL connections	188.8	69.3	172.4
	Employees (units) (2)	8,090	8,007	1.0
	Traffic (millions of minutes) (3)	39,824.9	36,232.7	9.9
Telefónica CTC Chile	Lines (1) *	2,628.2	2,542.0	3.4
	PSTN Lines	2,276.4	2,266.1	0.5
	ISDN equivalent accesses	96.1	93.3	2.9
	2/6 Accesses for PBX and Ibercom	54.8	57.4	(4.4)
	ADSL connections	200.8	125.3	60.3
	Employees (units) (2)	3,070	3,202	(4.1)
	Traffic (millions of minutes) (3)	22,191.5	24,337.0	(8.8)
Telefónica del Perú	Lines (1)	2,361.5	2,060.0	14.6
	PSTN Lines	2,121.6	1,934.8	9.7
	ISDN equivalent accesses	34.5	34.5	(0.0)
	2/6 Accesses for PBX and Ibercom	0.0	0.0	n.d
	ADSL connections + Cablemodem	205.4	90.7	126.5
	Employees (units) (2)	5,039	4,769	5.7
	Traffic (millions of minutes) (3)	13,055.3	13,218.6	(1.2)

T. LATINOAMÉRICA GROUP	Lines (1)	22,796.1	21,621.7	5.4
	PSTN Lines	20,030.9	19,460.9	2.9
	ISDN equivalent accesses	164.5	164.3	0.1
	2/6 Accesses for PBX and Ibercom	1,179.3	1,226.9	(3.9)
	ADSL connections	1,421.5	769.7	84.7
	Employees (units) (4)	23,324	23,112	0.9
	Traffic (millions of minutes) (3)	156,095.0	158,202.6	(1.3)

* In 2003, number of lines is affected by internal reclassification in line with 2003 criteria, homogeneous within the operators.
(1) Lines: PSTN (including Public Use Telephony) (x1); ISDN Basic access (x2); ISDN Primary access (x30); 2/6 Accesses (x30); ADSL Lines (x1) and Cablemoden (in Peru).
(2) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method.
(3) Including total invoiced incoming and outgoing traffic: Local, PUTs, DLD and ILD. January-December accumulated data.
(4) Calculated with the wireline company staff of the fixed telephone operator (OTF) and the subsidiaries that are consolidated by the full integration method. Does not included the employees of Telefónica Empresas América and those of TIWS. As of 31/12/04 they were 2,352 and 244 respectively.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	6,883.4	6,744.9	2.1	1,837.4	1,823.5	0.8
Internal expend capitalized in fixed assets (1)	44.3	47.4	(6.5)	14.0	12.9	8.8
Operating expenses	(3,646.6)	(3,548.5)	2.8	(980.7)	(964.7)	1.7
Other net operating income (expense)	(140.2)	(142.5)	(1.6)	(21.5)	(22.7)	(5.0)
EBITDA	3,141.0	3,101.3	1.3	849.2	848.9	0.0
Depreciation and amortization	(1,697.8)	(1,805.7)	(6.0)	(446.9)	(467.0)	(4.3)
Operating profit	1,443.2	1,295.6	11.4	402.3	381.9	5.3
Profit from associated companies	(0.4)	2.5	c.s.	0.2	1.4	(84.7)
Financial net income (expense)	(315.3)	(228.6)	38.0	(75.2)	(156.7)	(52.0)
Amortization of goodwill	(83.1)	(91.1)	(8.7)	(18.1)	(22.2)	(18.6)
Extraordinary net income (expense)	363.1	(128.1)	c.s.	(55.3)	(43.3)	27.7
Income before taxes	1,407.4	850.3	65.5	253.9	161.1	57.6
Income taxes	(264.0)	(169.7)	55.6	(69.0)	105.3	c.s.
Net income before minority interests	1,143.4	680.7	68.0	184.9	266.4	(30.6)
Minority interests	(336.8)	(122.1)	175.8	(23.9)	(48.1)	(50.3)
Net income	806.6	558.5	44.4	161.0	218.3	(26.2)

Note: Starting first quarter 2004, Telefónica Data in Latin America and TIWS results will be incorporated in Telefónica Latinoamérica Group. 2003 figures are proforma for the benefit of comparison.
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT - PROFORMA 2003
Unaudited figures (Euros in millions)
	2003
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec
Operating revenues	1,498.2	3,132.7	4,921.5	6,744.9
Internal expend capitalized in fixed assets (1)	10.3	22.2	34.5	47.4
Operating expenses	(785.4)	(1,650.9)	(2,583.8)	(3,548.5)
Other net operating income (expense)	(39.7)	(80.3)	(119.8)	(142.5)
EBITDA	683.4	1,423.8	2,252.4	3,101.3
Depreciation and amortization	(428.4)	(877.3)	(1,338.7)	(1,805.7)
Operating profit	255.1	546.5	913.7	1,295.6
Profit from associated companies	6.3	2.3	1.0	2.5
Financial net income (expense)	(13.5)	129.1	(71.8)	(228.6)
Amortization of goodwill	(23.4)	(46.6)	(68.8)	(91.1)
Extraordinary net income (expense)	(41.5)	(47.0)	(84.8)	(128.1)
Income before taxes	182.9	584.4	689.3	850.3
Income taxes	(92.5)	(247.4)	(275.0)	(169.7)
Net income before minority interests	90.3	337.0	414.3	680.7
Minority interests	(26.1)	(48.8)	(74.0)	(122.1)
Net income	64.3	288.2	340.3	558.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

Telefónica Móviles reported net income in 2004 of 1,633.9 million euros vs. 1,608 million euros in 2003, an increase of 1.6%. Excluding the impact of extraordinary provisions booked in both years, the Group would have reported a year-over-year increase in net income of 7.1%.

As for the fourth quarter 2004 results, it should be taken into account for the year-over-year comparison that these figures include the incorporation of the November and December results of the new operators acquired from BellSouth in Latin America (except those of Chile and Argentina, whose acquisition was completed in January 2005).

Results in 2004 were driven by a solid operating performance in a year marked by a sharp increase in commercial activity by the Group operators, against a backdrop of strong competitive pressure in all markets of operation.

The intense commercial activity carried out throughout the year continued in the fourth quarter 2004, driven by the Christmas campaign, with the Group operators maintaining their number 1 or 2 position in its principal markets of operation. Companies managed1 by Telefónica Móviles achieved net adds of over 6 millions in the fourth quarter 2004, compared to 4.2 millions in the fourth quarter 2003. Excluding the impact of the incorporation of BellSouth's Latin American operators in November, net adds stand at over 4.8 millions, representing record organic growth for the Group.

As a result, the Group ended 2004 with 74.4 millions managed1 customers in all its markets (representing a year-over-year increase of 43.6%, and +22.4% excluding the operators acquired from BellSouth in Latin America), of which 52.7 millions belonged to Latin American operators and close to 19 millions to Telefónica Móviles España (TME).

1 Since the cancellation of Movistar Puerto Rico's management contract in September 2004, its customer base is no longer accounted for within the Group's managed customer base.

Including the customers of BellSouth's operators in Chile and Argentina, whose acquisition was completed in early January 2005, Telefónica Móviles' managed customer base would have exceeded 78.2 millions, with 56.5 millions in Latin America.

Key aspects of the year 2004 are as follows:

  Year-over-year growth in operating revenues of 17.5% to 11,827.6 million euros in 2004. The incorporation of the operators acquired from BellSouth in Latin America into the Group's consolidation perimeter contributed 425 million euros to total operating revenues, and 4.2 p.p to the growth rate for the year, whereas the incorporation of Telefónica Móvil Chile (TM Chile) contributed 1.8 p.p. On the other hand, exchange rate fluctuations led to a 2.2 p.p. decline in revenue growth in 2004.

Thus, assuming constant exchange rates and excluding changes in the Group's consolidation perimeter with respect to December 20032, consolidated operating revenues would have registered a year-over-year increase of 13.6%.

By components, service revenues totalled 10,239 million euros in 2004, a year-over-year increase of 15.4% and an increase of 29.7% in the fourth quarter 2004 vs. the fourth quarter 2003. The solid advance in service revenues in Latin American operators must be highlighted, with a 35.2% year-over-year increase vs. 2003.

Revenues from handset sales for the year registered a year-over-year increase of 32.6% to 1,589 million euros.

By companies, Telefónica Móviles España (TME) obtained operating revenues of 8,190.0 million euros in 2004, a year-over-year increase of 9.3%, driven by the positive performance in service revenues, which grew 9.2% in the year.

Operating revenues from consolidated Latin American operators totalled 3,649.8 million euros, a year-over-year increase of 42.1%. The impact from the incorporation of the operators acquired from BellSouth in Latin America was 425 million euros in absolute terms. Excluding the impact of changes in the Group's consolidation perimeter with respect to December 20032, and assuming constant exchange rates, these operators' revenues would have shown growth of 27.0% vs. 2003.

We would highlight the increase in the weight of the Latin American operators on the Group's total revenues to 30.9% in 2004 from 25.5% in 2003, driven by both organic growth and acquisitions.

  Increase of 5.3% in consolidated EBITDA vs. 2003 to 4,701.0 million euros in 2004.

  The incorporation of BellSouth's operators in Latin America into the Group's consolidation perimeter from November 2004 contributed 66 million euros to consolidated EBITDA.

  Assuming constant exchange rates and excluding the changes in the Group's consolidation perimeter with respect to December 20032, year-over-year growth in EBITDA would have been 3.1%.

2 Excluding the impact of the incorporation of Telefónica Móvil Chile from August 1, 2004 and the incorporation of the operators acquired from Bell South in Latin America from November 1, 2004.

  EBITDA margin reached 39.7% in 2004, impacted by the increase in commercial and advertising costs in a year marked by rising commercial activity and a strong competitive pressure in the main markets of operation, and by network roll-outs in various Latin American operations.

  Stripping out the impact of the incorporation of TM Chile and BellSouth's operators in Latin America to the consolidated results, the Group's EBITDA margin would have been 40.9% in 2004.

  EBITDA in the fourth quarter 2004 reached 1,173.4 million euros, an increase of 7.2% vs. the fourth quarter 2003, with an EBITDA margin of 32.7%. The decline in the EBITDA margin vs. the fourth quarter 2003 was due to higher commercial efforts associated with the stronger commercial activity -a year-over-year increase of 49% vs. the fourth quarter 2003 in the fully consolidated operators- and the impact of the incorporation of TM Chile and the BellSouth operators to the consolidation perimeter. Excluding the impact of these incorporations, the Group's EBITDA margin for the fourth quarter 2004 would have been 35.2%.

  By regions, EBITDA at TME increased by 6.6% in 2004, leaving an EBITDA margin of 51.3%.

  EBITDA for the Group's consolidated Latin American subsidiaries, in euros, fell by 2% vs. 2003. Assuming constant exchange rates and excluding the contribution of TM Chile and BellSouth's operators in Latin America to the consolidated results, EBITDA for these companies would have declined 19.2% vs. 2003, due to the increased commercial activity mentioned above.

As regards the rest of the main items, we would highlight:

  Allocation of the purchase price of TM Chile and of the operators acquired from BellSouth in Latin America in 2004. Appraisals carried out have led to the following allocation of intangible assets: 279 million euros to customers, 758 million euros to licences and 32 million euros to software. The remainder, 2,055 million euros, is to be booked as goodwill.

Such allocation is the result of the preliminary assessment by third party independent experts.

Impact of the depreciation of these assets in the fourth quarter 2004 totalled 53 million euros (33 million euros as customers depreciation, to be depreciated along the expected average life, with higher rates in the short term, 17 million euros as licenses depreciation and 3 million euros as software depreciation).

  Consolidated CapEx reached 1,618 million euros in the full year 2004, an increase of 33.3% vs. 2003, due to higher CapEx in the main markets (TME's UMTS network rollout, GSM networks in Argentina and Mexico, and increased capacity in Brazil) as well as the impact of the incorporation of Telefónica Móvil Chile (69 million euros CapEx) and BellSouth's Latin American operators (81 million euros CapEx).

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), the operating revenues totalled 12,054.1 million euros as of December 2004, a year-on-year increase of 15.6% compared to the same period of last year. On the other hand, EBITDA reached 4,755.0 million euros, a year-on-year increase of 3.8%.

SPAIN

The Spanish cellular market in 2004 was marked by growing commercial pressure from competitors, mainly focused in number portability actions in the residential market and aggressive pricing in the corporate segment.

Against this backdrop, Telefónica Móviles España (TME) ended 2004 with close to 19 million customers, with net adds of 280 thousand customers in the fourth quarter 2004. The positive performance of the contract segment (residential and corporate) during the year must be highlighted, registering cumulative net adds of over 1.3 millions. The weight of the contract segment over the total customer base stood at 48.8% in December 2004 (an increase of 8.5 p.p. for the year), placing TME as the European operator with the best performance in terms of mix since December 2003.

Regarding commercial activity in 2004, total volume including gross additions, migrations and handset upgrades was close to 9 millions in the full year 2004 and almost 2.5 millions in the fourth quarter 2004. TME's handset upgrades reached close to 3.6 millions in the full year, with almost a million in the fourth quarter 2004; while prepaid to contract migrations stood at over a million (256 thousand in the fourth quarter 2004).

In terms of number portability actions, TME maintained a steady position in 2004 with a net balance of close to 8 thousand customers for the year, with a notably favourable performance in the contract segment, with a positive balance of 176 thousand customers (51 thousand in 2003).

In line with TME's strategy centred on high-value segments, we would highlight the focus on the corporate segment, where the Company continues reacting to competitors' aggressiveness by developing new products, services and solutions which create value for its customers. During the fourth quarter 2004, TME stepped up the commercialisation of services such as "Movistar Desktop" and "Blackberry Professional Mail" with attractive offers for its devices. We would also highlight the launch of the TSM 520 handset, primarily targeted at this segment, with the Windows Mobile Smartphone 2003 system built in.

In parallel, as part of the strategy of developing commercial plans targeted at high growth segments, it is worth highlighting the specific offer for the professional segment ("Plan Autónomos") ("Self-employed Plan") with its own price plan, high-quality post-sales service and handset upgrade incentives.

As for usage, traffic carried on TME's networks increased by 12.6% in 2004 (+10% in the fourth quarter 2004 vs. the fourth quarter 2003). MOU for the full year was 129.1 minutes (134.6 in the fourth quarter 2004).

Regarding data services, close to 3.8 million customers used web browsing with GPRS technology in December, almost 2.4 millions more than in December 2003, with almost 700 thousand of them using its i-mode service. Another mark is the consolidation of the multimedia messaging service (MMS), with almost 1.5 millions users in December 2004 (half a million in December 2003).

All of this contributed to a significant increase in data revenues, which totalled almost 1,000 million euros in 2004 (+16.1% vs. 2003). Data ARPU for 2004 was 4.3 euros (4.6 euros in the fourth quarter 2004).

Total ARPU for TME was 32.6 euros in 2004 and 33.4 euros in the fourth quarter 2004.

Highlights of TME's financial results include:

  Operating revenues for the full year stood at 8,190.0 million euros, with a year-over-year increase of 9.3%.

Service revenues posted a similar performance, reaching 7,282 million euros in 2004 (+9.2% vs. 2003), driven by the positive trend seen in traffic.

Handset sales totalled 908 million euros for the year, representing a year-over-year increase of 10%, and a maintaining its weighting over total operating revenues stable with last year at 11%.

Operating revenues in the fourth quarter 2004 totalled 2,147.1 million euros (+5.9% vs. the fourth quarter 2003), driven by strong service revenues' growth, which registered a year-over-year increase of 8.8% vs. the fourth quarter 2003

It must be remembered that service revenues in the fourth quarter 2004 were impacted by the 12% reduction in interconnection tariffs, which came into effect in November 2004.

  The weight of subscriber acquisition and retention costs over operating revenues stood at 8.6% in 2004 (1.5 p.p higher than in 2003). This increased effort was driven by the increase in commercial activity, which has impacted in higher commercial costs (+30% vs. 2003), as well as the high cost of number portability initiatives. This increased commercial activity is also evident in the fourth quarter 2004, with SACs and SRCs representing 9.8% of operating revenues (+2.0 p.p. vs. the fourth quarter 2003).

  In spite of the above, TME has achieved a 6.6% increase in EBITDA to 4,202.0 million euros in 2004, leading to an EBITDA margin of 51.3%. EBITDA in the fourth quarter 2004 stood at 1,006.4 million euros, with an EBITDA margin of 46.9%, impacted by the increased commercial activity typical of the quarter.

Excluding the impact of commercial and advertising costs, EBITDA would have registered year-over-year growth of 10.1%. This strong performance in the adjusted margin3 (67.7% in 2004 vs. 67.2% in 2003) underscores the company's solid operating efficiency.

3 EBITDA margin excluding marketing and advertising costs over gross service revenues from the loyalty points program.

  Finally, CapEx in 2004 totalled 628 million euros, driven by the rollout of the UMTS network. By the end of the year, TME's UMTS coverage represented 40% of the population, with 3,800 base stations in approximately one hundred cities.

MOROCCO

Médi Telecom ended 2004 with 2.7 million customers (+32.5% vs. 2003). Net adds in the fourth quarter 2004 amounted to 158 thousand customers, following a third quarter with strong commercial activity due to the summer campaigns.

Operating revenues rose 24.9% year-over-year in 2004 vs. 2003 to 336 million euros (87 million euros in the fourth quarter 2004), driven by both customer and traffic growth. EBITDA continues to show positive performance, standing at 154 million euros in the full year 2004 (94 million euros in 2003), with an increasing trend in quarterly EBITDA (51 million euros in the fourth quarter 2004 vs. 38 million euros in the third quarter 2004).

EBITDA margin for the full year 2004 at Médi Telecom stands at 46.0% (58.9% in the fourth quarter 2004) vs. 35.0% in 2003.

Thanks to the growth of EBITDA and the scaling back of CapEx, operating cash flow reached 94 million euros in 2004, close to triple that of 2003.

BRAZIL

The growth trend in the Brazilian cellular market continued into the fourth quarter of the year, driven by the Christmas campaign. Total customers in the market stood at 65.6 millions by year-end, leading to a significant increase in the penetration rate, to close to 37% by December 2004, compared to 33% in September (40% in VIVO's areas of operation).

In the context of a rapidly expanding market, with increased competitive pressure from all operators, VIVO has maintained its leadership position. In the fourth quarter 2004 VIVO achieved close to 1.9 millions net adds vs. 1.1 millions in the third quarter 2004. We would point out that VIVO targeted its commercial activity during the fourth quarter 2004 at high-value customers, rising entry barriers in the prepaid segment and promoting customer acquisition in the contract segment, as well as prepaid to contract migrations.

It must also be remembered that at the end of September 2004 a new operator started up in the Amazon, Río Grande do Sul, Paraná and Santa Catarina regions, areas in which VIVO operates, launching aggressive commercial plans in both the prepaid and contract segments.

Against this backdrop, VIVO ended 2004 with a total customer base of over 26.5 millions (year-over-year growth of 28.5% and 7.7% compared to September 2004). This gives it an estimated market share of 40% for Brazil as a whole and 51% in its areas of operation.

As for customer usage, total MOU in the fourth quarter 2004 was 86 minutes, while total ARPU was 31 reais. In the full year 2004, MOU stood at 89 minutes and ARPU reached 33 reais.

The year-over-year performance in ARPU was shaped by the sharp growth in the total customer base, driven by the prepaid segment -which accounted for 80.5% of total customers in December 2004 compared to 76.6% in December 2003-, increased traffic promotions and the impact on incoming traffic of the blocking of fixed-to-mobile calls by fixed-line operators.

Regarding data services, the accelerating trend in usage must be highlighted, with data revenues representing 5% of VIVO's total service revenues in the fourth quarter 2004 (3% in the fourth quarter 2003). For the year as a whole, they accounted for 4% of service revenues.

Regarding the financial results, operating revenues for the year showed a 16.2% year-over-year increase in local currency, boosted by service revenue growth on the back of the increase in the customer base. Excluding TCO's contribution during the first four months of 2004, operating revenues would have grown 9.5% vs. 2003 in local currency. The impact of the competitive environment on the growth of revenues, with more traffic promotions in 2004, and the impact of the migration to SMP from July 2003 must be taken into account.

EBITDA for the year reached 500.3 million euros. The evolution from 2003 (+3.8% in reais) is impacted by the strong increase in net adds in the year (+59% vs. 2003) as well as by higher commercial and advertising costs. Excluding TCO's contribution during the first four months of 2004, this change would have been -3.8% vs. 2003 in local currency.

We would point out that despite seasonality in commercial activity typical of the fourth quarter of the year (with a 68% increase in the fourth quarter 2004 vs. the third quarter 2004), the control in per unit subscriber acquisition cost in the prepaid segment -the main component of VIVO's net adds- during the Christmas campaign has allowed for year-over-year decline in margin in the year to remain stable with the decline seen in cumulative EBITDA to September 2004 (-3.9 p.p.). Thus, EBITDA margin, after management fees, for full year 2004 stood at 32.9% (28.5% in the fourth quarter 2004).

Excluding the impact of higher commercial and advertising costs, the performance of the adjusted margin4 (61.6% in 2004 vs. 58.0% in 2003) reflects the improvement in operating efficiency and economies of scale at VIVO.

4 EBITDA margin excluding marketing and advertising costs over service revenues. For comparison purposes 2003 includes TCO from January 1st.

Finally, total CapEx in 2004 stood at 278 million euros, driven by increased capacity of the operators' networks in order to meet the growth of the customer base and by the further rollout of VIVO's 1xRTT networks. By year-end 2004, VIVO's 1xRTT network extended to 3,700 base stations, covering over 800 municipalities in its areas of operation.

MEXICO

In 2004 Telefónica Móviles México (TMM) has reinforced its positioning as number two player in the country, boosted by the strong growth in its customer base.

TMM's total customer base at the end of 2004 was 5.6 millions, maintaining the accelerating trend in quarterly customer growth, with an increase in the fourth quarter 2004 vs. the third quarter 2004 of over 25% (+10% in the third quarter 2004 vs. the second quarter 2004 and +8% in the second quarter 2004 vs. the first quarter 2004).

Net adds increased sharply in the fourth quarter 2004, driven by the Christmas campaign, to over 1.1 millions new customers (+58% vs. the fourth quarter 2003 and nearly triple the third quarter 2004 figure), over half of which were added during December.

We note the favourable results in the contract segment, with the second consecutive quarter of positive net adds, to end the year with a positive balance, compared to net losses in 2003. By December 2004, the contract customer base increased by 25% from December 2003.

The strong performance of GSM customer adds continues being a main driver in total customer growth. As of December 2004, GSM customers accounted for 72% of the total customer base (compared to 58% in September).

The consolidation of TMM's market positioning was driven over the course of the year by ongoing advances in the expansion and enhancement of its sales network and the rollout of its GSM network.

As a result, the number of points of sale increased by almost 70% during the year to over 10,400 by December 2004 (6,200 at the end of 2003), while GSM coverage had extended to 248 cities (189 in September 2004 and 96 as of December 2003), to reach a level of population representing 77% of Mexican GDP.

Regarding customer usage, MOU in the fourth quarter 2004 was 59 minutes and ARPU was 172 Mexican pesos (stable from the third quarter 2004). MOU for the year stood at 61 minutes, while ARPU was 172 Mexican pesos.

Regarding financial results, we would highlight the positive quarterly trend in operating revenues in local currency (+76.7% in the fourth quarter 2004 vs. the third quarter 2004), boosted by increased handset sales and the acceleration in service revenue growth, which was up 12.7% vs. the third quarter 2004 driven by the solid growth in the customer base.

The positive performance shown by revenues, together with cost control policies, kept EBITDA losses under control in the fourth quarter 2004. As a result, despite having triple the number of net adds in the fourth quarter 2004 compared to the third quarter 2004, TM México's EBITDA losses were 44 million euros in the quarter (compared to losses of 22 million euros in the third quarter 2004). EBITDA losses in the full year 2004 totalled 145 million euros.

In terms of margin, the control of EBITDA losses led to a slight decline of only 1.9 p.p. (EBITDA margin of -14.2% in the third quarter 2004 and of -16.1% in the fourth quarter 2004). As for year-over-year comparison, despite a 60% increase in commercial activity in the fourth quarter 2004 compared to the fourth quarter 2003, cost efficiency allowed for the margin to improve by over 20 p.p. vs. 2004.

Excluding the impact of higher commercial and advertising costs, the adjusted margin5 for 2004 would have been 33.0% vs. 25.3% in 2003.

5 EBITDA margin excluding marketing and advertising costs over service revenues.

Finally, CapEx was 391 million euros in 2004, reflecting the rollout of the GSM network.

ARGENTINA

The Argentine cellular market was marked in 2004 by a significant acceleration in growth, driven since the beginning of the year by the improved macroeconomic environment, increased commercial efforts from all operators and the rollout of GSM networks. The estimated penetration rate at the end of 2004 was 34% (compared with 29% in September 2004 and 21% in the fourth quarter 2003), above initial expectations.

During the fourth quarter 2004 Unifón maintained its strategy to improve its competitive positioning in the market, increasing its commercial activity and continuing to roll out GSM in new cities. The year's most important commercial campaigns - Mothers' Day in October and Christmas- took place during the fourth quarter 2004, resulting in record customer net adds for the year. Net adds in the fourth quarter 2004 were 765 thousand customers, almost 50% of the total for the year, accelerating the growth trend compared to prior quarters (almost six times higher than in the fourth quarter 2003 and compared to 417 thousand in the third quarter 2004). Total net adds for the year were over 1.5 million customers, more than seven times higher than in 2003.

Unifón's total customer base stood at 3.4 millions by December 2004 (+84.8% vs. 2003 and +29.3% vs. September 2004). Growth was mainly driven by GSM customers, particularly in the last quarter (in which they accounted for 87% of net adds). By year-end, GSM accounted for 33% of the total customer base, twice the weight in September 2004. Also of note is the continued growth in the contract segment, where the customer base doubled over 2003, to 36.8% of total customers by the end of 2004.

Continuing with the trend seen since the beginning of the year, customer usage ratios improved despite the significant growth in the customer base, underpinned by campaigns aimed at boosting the usage of voice and data services. MOU rose 20% in the fourth quarter 2004 vs. the fourth quarter 2003, in line with year-over-year growth in ARPU. MOU in full year 2004 rose 26% year-over-year, while ARPU in Argentinean pesos registered year-over-year growth of 22%, to 45 Argentinean pesos.

In terms of financial results, Unifón recorded a year-over-year increase of 65% in operating revenues in 2004 in Argentine pesos, continuing with the acceleration in growth driven by strong advance in customers and traffic, together with increased handset sales (which were six times those of 2003).

EBITDA was impacted by the significant increase in commercial activity, especially in light of the seasonal pickup in the fourth quarter of the year, by increased competitive pressure and by the higher costs associated to the GSM rollout. The company posted EBITDA losses in the fourth quarter 2004 of 15.2 million euros, leading to EBITDA for the full year of 4.4 million euros. EBITDA margin for the full year 2004 stood at 1.2% in 2004 (-12.5% in the fourth quarter 2004).

CapEx continued to be driven by the rollout of the GSM network, which continued into the fourth quarter 2004. As of December 2004, the GSM network reached population coverage of approximately 82% of national GDP. CapEx in 2004 totalled 105 million euros.

On 11 January 2005, after the end of the fiscal year, Telefónica Móviles completed the acquisition of 100% of BellSouth Movicom.

Adding BellSouth Movicom's operations to those of Unifón makes Telefónica Móviles the leading cellular operator in Argentina, with more than 5.5 million customers at the end of 2004, and leaves the company in an excellent position to capture a significant portion of the strong growth potential in cellular telephony in Argentina.

PERU

The Peruvian cellular market showed a strong expansion in 2004, registering a 4 p.p. increase in penetration to 15% at the end of December.

In this context, Telefónica Móviles Perú has led market growth in the year, with net adds of 618 thousand in the full year, more than double the 2003 figure. It is worth noting the positive performance in net adds in the contract segment, where TM Peru added 10 times as many customers in the fourth quarter 2004 as in the fourth quarter 2003 and 61% more than in the third quarter 2004 (almost three times more in the full year 2004 than in 2003).

Moreover, with the acquisition of 99.85% of Comunicaciones Móviles del Perú - the remaining 0.15% is still publicly listed - at the end of October 2004, Telefónica Móviles consolidated its leadership in the Peruvian market. In December 2004 the combined operators' customer base totalled close to 2.9 millions (TM Peru: 2.1 million customers; Comunicaciones Móviles del Perú: 0.7 millions).

Regarding financial results, TM Peru's operating revenues in local currency grew 4.4% in 2004, driven by the increased customer base and growth in outgoing and on-net traffic, partially offset by lower incoming traffic from fixed networks and the reduction in fixed to mobile tariffs. In quarterly terms, service revenues grew 3.6% in local currency vs. the third quarter 2004 due to the stabilisation of incoming MOU in the fourth quarter 2004 and the positive performance in outgoing traffic, boosted by campaigns aimed at increasing usage.

It is worth noting that the good results of TM Peru's cost control policies have allowed it to increase EBITDA margin to 35% in the fourth quarter 2004, higher than the margin registered in previous quarters, despite the increase in net adds. Thus, the year-over-year decline in total EBITDA vs. 2003, consequence of the increased commercial activity in the year, is reduced to 16% in local currency (-22.9% in the period January-September 2004). In annual terms, this leads to a 28.4% EBITDA margin, higher than the margin registered in 9M04.

The incorporation of Comunicaciones Móviles del Perú's results in November and December contributed 19 million euros to operating revenues and 2.6 million euros to EBITDA. As a result, the two companies' combined operating revenues stood at 267 million euros for 2004, and EBITDA at 73 million euros, representing an aggregate EBITDA margin of 27.4%.

CHILE

Telefónica Móvil Chile (TM Chile) recovered its leadership position in the Chilean market in 2004, ending the year with over 3.3 million customers (+46% vs. 2003). Growth was driven, during yet another quarter, by a strong increase in GSM customers, with 1.5 million customers in December 2004, accounting for 44% of the total customer base.

TM Chile continued to lead market growth in the fourth quarter 2004, obtaining net adds of 317 thousand (+33% vs. the fourth quarter 2003), boosted by strong results of the Christmas campaign.

Regarding usage, it is worth noting that, despite strong growth in its customer base, ARPU in the fourth quarter 2004 remained practically flat compared to the third quarter 2004. The decline vs. 2003 reflects a 26% reduction in interconnection rates and the higher weight of the prepaid segment in the total customer base (85% in 2004 vs. 80% in 2003).

Moreover, operating revenues continued to be driven by the steady increase in the customer base and in outgoing traffic, which more than offset lower interconnection revenues.

EBITDA margin in the fourth quarter 2004 stood at 28.8%, and at 27.4% for the five months in 2004 which are incorporated to the Group's consolidated results.

After the close of fiscal year 2004, on 7 January 2005, Telefónica Móviles completed the acquisition of 100% of BellSouth Chile.

Telefónica Móviles' customer base in Chile from the combined operations of TM Chile and BellSouth Chile totalled approximately 4.7 millions at the end of 2004.

GUATEMALA Y EL SALVADOR

With the cellular markets in both countries expanding rapidly, TM Guatemala and TM El Salvador showed significant increases in net adds during 2004. Net adds at TM El Salvador in 2004 were 7.5 times higher than in 2003, and at TM Guatemala, 3.6 times higher than in 2003.

Bearing in mind seasonality typical of fourth quarter, customer acquisition continued to grow, with combined new adds of 128 thousand, more than four times higher than those added in the fourth quarter 2003.

As a result, TM Guatemala more than doubled its customer base compared to 2003, while TM El Salvador's customer base rose 55% vs. 2003. We would also highlight the strong take-up of GSM in both countries during the fourth quarter 2004. Five months after its launch, GSM customers account for 21% of the total customer base in TM El Salvador and TM Guatemala.

On the other hand, after the closing of the acquisition of 100% of TEM Guatemala y Cía. in mid-October 2004, Telefónica Móviles' total customer base in Guatemala stands at 751 thousand (TM Guatemala: 376 thousand; TEM Guatemala y Cía.: 375 thousand) and at 384 thousand in TM El Salvador.

Regarding financial results, TM Guatemala and TM El Salvador recorded a year-over-year increase in total operating revenues, in constant euros from both operations of 23% in 2004 vs. 2003, boosted by increased service revenues and higher handset sales. EBITDA for the year showed a 21% decline in constant euros vs. 2003, reflecting the increase in commercial activity.

The incorporation of the results of BellSouth Guatemala in November and December contributed 13.7 million euros to operating revenues and 4.5 million euros to EBITDA.

OTHERS OPERATIONS (OTHER LATIN AMERICAN OPERATORS ACQUIRED FROM BELLSOUTH)

At the close of December 2004, the customer base of the other six operators acquired from BellSouth in Latin American totalled 9.9 millions (Colombia: 3.3 millions; Ecuador 1.1 millions; Nicaragua 286 thousand; Panama 626 thousand; Uruguay 203 thousand and Venezuela: 4.3 millions).

Commercial activity during the two months under Telefónica Móviles' management was marked by Christmas campaigns primarily targeting the acquisition of prepaid customers, which resulted in significant growth in monthly net adds for November and December, with most of the operators recovering or increasing their monthly shares of net adds.

Regarding financial results, the incorporation of the results of BellSouth in Colombia, Ecuador, Nicaragua, Panama, Uruguay and Venezuela in November and December contributed 392 million euros to Group operating revenues and 59 million euros to Group EBITDA.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	December
	2004	% Chg 04/03
T Móviles España (1)	18,977	n.c.
Contract	9,260	n.c.
Prepaid	9,717	n.c.
Brasilcel	26,543	28.5%
Contract	5,186	7.2%
Prepaid	21,357	35.0%
TCP Argentina	3,370	84.8%
Contract	1,240	113.6%
Prepaid	2,130	71.4%
T Móviles Perú (2)	2,870	90.5%
Contract	497	66.1%
Prepaid	2,308	91.2%
Fixed Wireless	65	n.d.
TEM El Salvador	384	55.3%
Contract	78	27.2%
Prepaid	294	57.8%
Fixed Wireless	12	66.1%
TEM Guatemala (3)	751	378.5%
Contract	80	84.7%
Prepaid	562	395.0%
Fixed Wireless	109	(5.4%)
Telefónica Móviles México	5,639	63.3%
Contract	301	25.3%
Prepaid	5,338	66.1%
Medi Telecom	2,730	32.5%
Contract	110	(14.8%)
Prepaid	2,620	35.7%
Telefónica Móvil Chile (4)	3,318	46.2%
Contract	484	9.3%
Prepaid	2,834	55.2%
Venezuela	4,326	n.d.
Colombia	3,297	n.d.
Ecuador	1,122	n.d.
Panama	626	n.d.
Nicaragua	286	n.d.
Uruguay	203	n.d.
Total Managed	74,442	43.6%

(1) Costumer base net of 1.3 million inactive prepaid SIM cards no longer included in the reported costumer base. For reporting purposes and regarding all the operating metrics this adjustment has been made from 1 April 2004, in accordance with the decision adopted by the Company as of June 2004.
(2) Subscriber data for 2004 includes Comunicaciones Móviles del Perú subscribers, company acquired by TEM Group in October 2004.
(3) Subscriber data for 2004 includes TEM Guatemala y Cía.'s subscribers, company acquired by TEM Group in October 2004.
(4) TM Chile has been incorporated into the consolidation perimeter of Telefónica Móviles Group as of August 2004. In 2003, Telefónica Móviles just managed the company.
Note: Since the cancellation of Movistar Puerto Rico's management contract in September 2004 , its subscriber base is excluded from the Group subscriber base.

CELLULAR BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - December
		2004	2003	% Chg
Telefónica Móviles España	Operating revenues	8,190.0	7,495.5	9.3
	EBITDA	4,202.0	3,940.8	6.6
	EBITDA margin	51.3%	52.6%	(1.3 p.p.)
Brasilian companies (1)	Operating revenues	1,521.7	1,377.8	10.4
	EBITDA	500.3	506.8	(1.3)
	EBITDA margin (1)	32.9%	36.8%	(3.9 p.p.)
Telefónica Móviles México	Operating revenues	730.0	540.0	35.2
	EBITDA	(144.9)	(108.7)	33.3
	EBITDA margin	(19.8%)	(20.1%)	0.3 p.p.
TCP Argentina	Operating revenues	360.5	240.1	50.1
	EBITDA	4.4	64.4	(93.1)
	EBITDA margin	1.2%	26.8%	(25.6 p.p.)
Telefónica Móviles Perú	Operating revenues	247.8	247.4	0.1
	EBITDA	70.4	87.4	(19.5)
	EBITDA margin	28.4%	35.3%	(6.9 p.p.)
Comunicaciones Móviles del Perú (2)	Operating revenues	19.0	n.d.	n.d.
	EBITDA	2.6	n.d.	n.d.
	EBITDA margin	13.4%	n.d.	n.d.
TEM Guatemala and El Salvador	Operating revenues	182.6	163.5	11.7
	EBITDA	20.9	29.1	(28.3)

TEM Guatemala y Cía. (2)	Operating revenues	13.7	n.d.	n.d.
	EBITDA	4.5	n.d.	n.d.
	EBITDA margin	33.1%	n.d.	n.d.
Telefónica Móvil Chile	Operating revenues	412.9	361.1	14.3
	EBITDA	104.1	119.0	(12.5)
	EBITDA margin	25.2%	33.0%	(7.7 p.p.)
Telefónica Móvil Colombia (2)	Operating revenues	94.9	n.d.	n.d.
	EBITDA	(0.4)	n.d.	n.d.
	EBITDA margin	(0.4%)	n.d.	n.d.
Telefónica Móvil Ecuador (2)	Operating revenues	43.8	n.d.	n.d.
	EBITDA	(0.9)	n.d.	n.d.
	EBITDA margin	(2.0%)	n.d.	n.d.
Telefónica Móvil Nicaragua (2)	Operating revenues	8.3	n.d.	n.d.
	EBITDA	1.0	n.d.	n.d.
	EBITDA margin	11.9%	n.d.	n.d.
Telefónica Móvil Panamá (2)	Operating revenues	24.0	n.d.	n.d.
	EBITDA	7.7	n.d.	n.d.
	EBITDA margin	32.1%	n.d.	n.d.
Telefónica Móvil Uruguay (2)	Operating revenues	5.6	n.d.	n.d.
	EBITDA	0.9	n.d.	n.d.
	EBITDA margin	15.7%	n.d.	n.d.
Telefónica Móvil Venezuela (2)	Operating revenues	215.2	n.d.	n.d.
	EBITDA	51.0	n.d.	n.d.
	EBITDA margin	23.7%	n.d.	n.d.

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Year over year comparision is affected by TCO incorporation from May 2003.
(2) Includes financial data for November and December 2004.

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	11,827.6	10,070.3	17.5	3,591.2	2,766.5	29.8
Operating expenses	(7,257.2)	(5,660.5)	28.2	(2,517.1)	(1,707.0)	47.5
Other net operating income (expense)	130.5	53.1	145.7	99.3	34.7	186.2
EBITDA	4,701.0	4,462.9	5.3	1,173.4	1,094.2	7.2
Depreciation and amortization	(1,611.0)	(1,420.6)	13.4	(507.6)	(348.4)	45.7
Operating profit	3,090.0	3,042.3	1.6	665.8	745.8	(10.7)
Profit from associated companies	(38.2)	(80.7)	(52.6)	(8.1)	(23.8)	(65.9)
Financial net income (expense)	(353.8)	(378.1)	(6.4)	(118.8)	(119.2)	(0.3)
Amortization of goodwill	(94.7)	(101.7)	(6.8)	(35.0)	(27.4)	27.7
Extraordinary net income (expense)	(92.9)	(4.5)	n.s.	(70.0)	(10.4)	n.s.
Income before taxes	2,510.3	2,477.3	1.3	433.9	565.0	(23.2)
Income taxes	(898.1)	(890.5)	0.9	(176.9)	(223.8)	(21.0)
Net income before minority interests	1,612.2	1,586.8	1.6	257.0	341.2	(24.7)
Minority interests	21.7	21.1	2.7	20.4	9.1	123.4
Net income	1,633.9	1,607.9	1.6	277.4	350.3	(20.8)

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	12,054.1	10,428.3	15.6	3,607.1	2,888.9	24.9
Internal expend capitalized in fixed assets (1)	94.8	90.1	5.1	41.1	34.3	19.7
Operating expenses	(7,381.9)	(5,881.3)	25.5	(2,500.2)	(1,785.7)	40.0
Other net operating income (expense)	(12.1)	(55.2)	(78.1)	29.2	(6.9)	c.s.
EBITDA	4,755.0	4,581.9	3.8	1,177.1	1,130.6	4.1
Depreciation and amortization	(1,673.4)	(1,516.0)	10.4	(511.9)	(380.1)	34.7
Operating profit	3,081.6	3,065.9	0.5	665.3	750.5	(11.4)
Profit from associated companies	(39.6)	(80.7)	(50.9)	(8.1)	(23.8)	(65.9)
Financial net income (expense)	(369.3)	(416.6)	(11.4)	(119.9)	(130.6)	(8.2)
Amortization of goodwill	(103.0)	(116.4)	(11.5)	(35.6)	(32.0)	11.0
Extraordinary net income (expense)	(92.7)	(7.5)	c.s.	(70.0)	(13.0)	n.s.
Income before taxes	2,476.9	2,444.7	1.3	431.7	551.0	(21.7)
Income taxes	(893.7)	(889.0)	0.5	(176.6)	(222.3)	(20.5)
Net income before minority interests	1,583.2	1,555.7	1.8	255.0	328.7	(22.4)
Minority interests	37.2	38.6	(3.7)	21.5	16.2	33.0
Net income	1,620.4	1,594.3	1.6	276.5	344.9	(19.8)

Note: Telefonica Cellular Business includes Telefónica Móvil Chile.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the year 2004, TPI Group's operating revenues increased by 6.6% to 605.9 million euros, despite the negative performance of Latin American currencies against the euro. The Group's EBITDA amounted to 210.1 million euros, 17.0% higher than the figure of 2003 and net profit grew by 24.2% up to 111.9 million euros. These results are explained by:

  The good performance of advertising revenues within Spain, which improved by 4.4% compared to 2003 up to 411.7 million euros.

  The revenues of Publiguías, the Chilean subsidiary, increased by 1.9% in local currency, despite the non publication of Adenda, the addendum of the Santiago de Chile residential White Pages directory, a biannual book. However, advertising revenues showed a sound evolution, growing at 6.8% in local currency. EBITDA improved 5.0% also in local currency, with an increase of 1.1 percentage points in the EBITDA margin up to 37.6%.

  TPI Brazil experienced a decrease in revenues of 9.6% in local currency due to more strict receivables and sales policies. However, during the fourth quarter, publishing revenues climbed by 15.5% like for like. TPI Brasil reduced its negative EBITDA by 3.7% in local currency to -4.9 million euros, being newly affected by higher bad debt provisions coming from 2003.

  The increase in total revenues at TPI Peru of 8.4% in local currency. It must be highlighted the contribution of the Internet business, which experienced a revenues increase of 61.4% and accounts for 6.8% of total advertising revenues. EBITDA rose by 30.5% up to 7.8 million euros, also in local currency, due to efficiencies in costs.

With these results, TPI easily exceeds the initial 2004 year-end forecasts announced during May 2004 of growth at constant exchange rates in revenues (+3/+5%) and EBITDA (+9/+11%). At constant rates, revenues increased by 7.4% and EBITDA by 17.6%.

España, which includes the revenues of TPI Edita (former Goodman Business Press), increased its contribution to Group's revenues by 2 percentage points up to 80.0%. EBITDA contribution of TPI Spain amounted 85.6% of total Group's EBITDA. Excluding the revenues of TPI Edita, TPI España revenues rose by 8.9% to 484.7 million euros, mainly due to the following three factors:

  The Editorial business, which grew by 3.0% up to 371.9 million euros. This division registered an organic growth, like for like, of 2.1% and 5.6% experienced by the 110 Yellow Pages directories (105 directories in 2003) and the 60 White Pages directories (62 directories in 2003), respectively published.

  The advertising revenues related with the Internet Business, which rose by 16.4% up to 31.0 million euros and the advertising revenues related to telephony information services, which reached 4.5 million euros, registering an increase of 14.7%.

  And the strong performance achieved by the telephony traffic business line (11888), whose revenues soared by 95.2% up to 46.6 million euros, and represents 9.6% of total TPI Spain revenues.

In turn, EBITDA of Spain jumped by 18.3% up to 180.2 million euros, thanks to the good evolution of operating revenues and cost control.

Latin America contributed with the remaining 20.0% of revenues and 14.4% of EBITDA (positive EBITDA of 30.3 million euros). TPI Chile was the biggest Latin American contributor to both revenues (73.7 million euros) and EBITDA (27.7 million euros).

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during 2004 an increase in total revenues of 6.6% up to 628.1 million euros compared with 2003. EBITDA amounted 215.2 million euros, representing a year-on-year increase of 16.9%.

TPI - PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January - December
	2004	2003	% Chg
Books Published
Yellow Pages*	110	105
White Pages	60	62

(Euros in millions)
Revenue Breakdown (1)	484.7	445.3	8.9
Advertising	411.7	394.5	4.4
Publishing	371.9	361.2	3.0
Yellow Pages	296.3	291.1	1.8
White Pages	69.1	66.1	4.5
Verticals	6.5	4.0	63.8
Europages	31.0	26.7	16.4
Internet	4.5	4.0	14.7
Operator Assisted Yellow Pages	4.3	2.7	59.9
Others	46.6	23.9	95.2
Telephony Traffic	24.9	24.6	1.4
Operator	1.6	2.4	(33.9)
Others

*Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. results. TPI Edita (former Goodman Business Press) is not included.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	605.9	568.6	6.6	160.7	148.2	8.4
Operating expenses	(395.8)	(389.0)	1.7	(111.7)	(106.7)	4.7
EBITDA	210.1	179.6	17.0	48.9	41.5	17.9
Depreciation and amortization	(24.5)	(30.0)	(18.1)	(8.5)	(10.9)	(22.2)
Operating profit	185.6	149.6	24.0	40.4	30.5	32.3
Profit from associated companies	(0.6)	(1.2)	(46.1)	(0.1)	(0.2)	(23.5)
Financial net income (expense)	(2.9)	(2.6)	9.7	(1.4)	0.1	c.s.
Amortization of goodwill	(6.6)	(3.0)	115.9	(1.3)	(0.8)	n.s.
Consolidation adjustments	0.0	0.6	n.s.	0.0	0.0	n.s.
Extraordinary net income (expense)	(0.4)	(0.8)	(53.9)	0.0	0.3	(93.1)
Income before taxes	175.1	142.5	22.9	37.6	30.0	25.4
Income taxes	(63.8)	(48.9)	30.5	(17.9)	(10.9)	63.9
Net income before minority interests	111.3	93.7	18.9	19.7	19.1	3.4
Minority interests	0.5	(3.6)	c.s.	0.0	(0.1)	c.s.
Net income	111.9	90.1	24.2	19.7	19.0	4.1

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	628.1	589.3	6.6	175.8	163.5	7.5
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.s.
Operating expenses	(378.7)	(375.9)	0.8	(111.2)	(111.4)	(0.1)
Other net operating income (expense)	(34.2)	(29.4)	16.4	(11.4)	(6.5)	75.3
EBITDA	215.2	184.0	16.9	53.2	45.6	16.5
Depreciation and amortization	(25.1)	(30.8)	(18.3)	(8.5)	(11.1)	(23.4)
Operating profit	190.1	153.3	24.0	44.6	34.5	29.4
Profit from associated companies	(0.6)	(1.2)	(46.1)	(0.1)	(0.2)	(23.5)
Financial net income (expense)	(6.0)	(6.6)	(8.3)	(2.2)	(0.6)	260.0
Amortization of goodwill	(6.6)	(2.5)	165.6	(1.3)	(0.8)	71.6
Extraordinary net income (expense)	(2.4)	(1.7)	42.3	(1.4)	0.2	c.s.
Income before taxes	174.4	141.4	23.4	39.6	33.1	19.7
Income taxes	(62.3)	(48.9)	27.5	(16.4)	(10.9)	50.2
Net income before minority interests	112.1	92.5	21.2	23.2	22.2	4.7
Minority interests	0.5	(3.7)	c.s.	(0.1)	(0.2)	(60.5)
Net income	112.6	88.8	26.9	23.2	22.0	5.2

Note: Telefónica Directories Business includes Telinver (Argentina).
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TERRA NETWORKS GROUP

In 2004, the operating revenues obtained by Terra Networks amounted 539.2 million euros, representing a decrease of 1.1% over 2003. It is important to highlight that the year on year variation is affected by the changes produced in the consolidation perimeter with the sale of Lycos, Inc. shares in October 2004. Therefore, excluding this variation and the negative impact in exchange rates fluctuations, total revenues would have increased 8%.

The Strategic Alliance with Telefónica Group has reached a revenue figure for Terra Networks Group of 133.8 million euros at the end of December 2004 compared with 101.1 million euros obtained in the same period of 2003.

The revenues breakdown by business line was as follows: 43.8% Access revenues (+7.0% y-o-y), 22.1% Advertising and Online revenues (-16.3% y-o-y), 22.6% Value added & Contents services revenues (+2.8% y-o-y) and the remaining 11.5% Corporate Services and others revenues (-2.4% y-o-y).

Regarding the geographical revenues breakdown, Spain continues to be the biggest contributor, weighting 44.4% of total revenues (37.2% in 2003), followed by Brazil with 27.5% of total revenues (26.1% in 2003) and USA with 16.2% of total revenues (23.1% in 2003). The remaining 11.9% mainly comes from Mexico (5.5%) and Chile (5.3%).

During 2004, Terra España experienced a year over year revenues growth of 18.3% to 220.3 million euros, mainly due to the growth registered in both ADSL access subscribers (+14.0%) and VAS&Contents subscribers (+55.9%). As of December 31st, 2004, Terra España accounts for 336,259 paying subscribers, of which 147,223 are narrowband clients and 189,036 are broadband clients. Moreover, Terra España has 2.1 million paying customers that have signed up for VAS & Contents products. During this fourth quarter, it should be mentioned, among the new products and services launched, the migration of ADSL Home clients to ADSL Plus platform in order to increase portfolio quality and migrate all clients to higher value-added products. It is also important to highlight the launch of Football and Music, two news products that were followed by an important advertising investment.

Brazil revenues stood at 148.8 million euros, registering an increase of 4.4% over 2003 (+9.8% in local currency). Terra Brasil has exceeded the 1.25 million paying access subscribers figure, of which 724,728 are broadband clients. Terra consolidates its leadership in Brazil in access paying subscribers in internet, and holds more than 50% market share in the broadband market. During this fourth quarter, it should be mentioned, among the new products and services launched, the incorporation of new European tournaments in the Sports channel and the packages (UEFA and European Championships) for mobile and Internet.

EBITDA for 2004 stood at 20.9 million euros, representing a positive EBITDA margin of 3.9% (-7.2% in 2003), compared with the negative 39.5 million euros reached in 2003. This margin improvement has been possible through higher revenues coming from our main markets and savings obtained in all operating expenses. It should be mentioned the sharp decrease in personal costs (-20.0% in 2004) due to the headcount reduction carried out during 2004 (-28.8% to 1,606 employees).

The Alliance with Telefónica registered coverage of the value committed for the whole year (79.6 million euros) of 101.3%.

Terra Networks registered a positive net income of 164.0 million euros compared to a net loss of 172.7 million euros in 2003. Due to the incorporation of Terra Networks within the fiscal perimeter of Telefónica Group during the year, Terra Networks materialized in 2004 a tax credit of 306.5 million euros coming mainly from the sale of Lycos Inc.. Also in 2004, Terra Networks recognized an extraordinary loss of 25.8 million euros mainly resulted from the headcount reduction carried out.

At the end of December 2004, Terra Networks's client base reached 6.3 million paying subscribers (+24.8% over 2003). Access clients accounted for 1.8 million (+8.6% vs. 2003), of which more than 1.1 million are broadband clients, the majority of them being ADSL (+66.0% y-o-y).

It should be mentioned that 71.1% of the company's total paying customers had signed up for VAS & Contents products. These clients have increased 32.8% in the last twelve months up to 4.5 million, of which 3.2 come from the Strategic Alliance with Telefónica.

At the end of December 2004, Terra Networks had a cash position of 529 million euros.

TERRA NETWORKS GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	December
	2004	2003	% Chg
Total Pay Subscribers	6,279.9	5,032.5	24.8
Access	1,815.7	1,672.0	8.6
Narrowband	747.6	1,028.4	(27.3)
Broadband	1,068.0	643.6	66.0
OBP (CSP/Portal)	4,464.3	3,360.5	32.8
Broadband Access Subscribers by Country	1,068.0	643.6	66.0
Spain	189.0	165.9	14.0
Latin America	879.0	477.7	84.0
Employees (units)	1,606	2,255	(28.8)

TERRA NETWORKS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	539.2	545.1	(1.1)	132.9	155.0	(14.3)
Internal expend capitalized in fixed assets (1)	0.7	0.9	(20.1)	0.1	0.2	(69.1)
Operating expenses	(510.4)	(577.8)	(11.7)	(114.1)	(145.7)	(21.7)
Other net operating income (expense)	(8.7)	(7.7)	12.5	(2.3)	(1.9)	22.9
EBITDA	20.9	(39.5)	c.s.	16.5	7.6	117.0
Depreciation and amortization	(79.5)	(78.7)	1.0	(31.3)	(21.6)	44.9
Operating profit	(58.6)	(118.2)	(50.4)	(14.8)	(14.0)	5.7
Profit from associated companies	(14.6)	(34.7)	(58.1)	(1.7)	(19.7)	(91.4)
Financial net income (expense)	18.3	57.7	(68.3)	1.9	30.7	(93.7)
Amortization of goodwill	(64.8)	(82.3)	(21.2)	(5.9)	(19.9)	(70.6)
Extraordinary net income (expense)	(25.8)	4.5	c.s.	4.0	(12.9)	c.s.
Income before taxes	(145.6)	(173.0)	(15.9)	(16.4)	(35.8)	(54.1)
Income taxes	306.5	(0.3)	c.s.	277.1	(0.0)	c.s.
Net income before minority interests	160.9	(173.2)	c.s.	260.7	(35.8)	c.s.
Minority interests	3.1	0.5	n.s.	0.1	0.1	56.2
Net income	164.0	(172.7)	c.s.	260.8	(35.7)	c.s.

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

The last quarter of 2004 reflected the results of the commercial effort made throughout the year, consolidating the revenue growth registered since the beginning of the year. By geographical countries, the commercial agreements that have contributed the most to this evolution are as follows:

  In Brazil, the operations with VIVO, Unibanco and Telesp, which continued with a sound growth rate, and the new clients Bradesco, Microsoft, Telemig and Sul América.

  In Spain, the agreement with BBVA and the services with Gas Natural, Repsol and Serviberia.

  In Mexico, the increased activity with BBVA and the consolidation of the agreements with Amex, Infonatel, GE Seguros and British American Tobacco.

  In Puerto Rico, the agreement with AT&T.

  In Chile, the sales coming from Correos de Chile, Autopista Central and Banco París.

  In Venezuela, the services with Electricidad de Caracas and Citibank.

  In Argentina, the increased activity with TASA and Unifón.

Atento Group operating revenues during 2004 amounted to 611.7 million euros, 24.1% more than in the same period of 2003. This increase was primarily due to Atento Spain (revenues +29.4%), Atento Brazil (revenues +18.3%), Atento Mexico (revenues +68.2%), Atento Argentina (revenues +77.4%) and Atento Puerto Rico (revenues +71.6%). Excluding the negative exchange rate effect, revenues would have increased by 28.4%. During the fourth quarter, the revenue growth trend experienced since the second quarter of 2004 was consolidated, reaching the highest level of revenues in the history of the Atento Group (178.9 million euros).

The contribution of the external clients of the Telefónica Group continued its upwards trend, reaching 44.1% of total revenues at the end of 2004, compared with 37.0% in December 2003, as a result of the aforementioned commercial progress.

By geographical regions, both Spain and Brazil contributed with 71.4% of total revenues, the same percentage as in 2003, although Spain individually increased its contribution to 39.0% (37.5% in 2003) and Brazil, in turn, reduced it to 32.4% (33.9% twelve months ago). Regarding the remaining countries, Mexico increased its contribution (7.1% vs. 5.2% a year ago), as well as Argentina (2.7% vs. 1.9% in December 2003) and Puerto Rico (2.8% vs. 2.0% twelve months ago).

Operating expenses registered in 2004 a growth of 22.2% up to 524.0 million euros (+26.3% in constant euros), primarily due to an increase in personnel expenses (+25.4%) as a result of greater activity.

Cumulative EBITDA for the year stood at 90.8 million euros, a figure 36.6% higher than in 2003 (+44.3% excluding the exchange rate effect). EBITDA margin rose to 14.9%, a 1.4 percentage points improvement on the figure twelve months ago. This margin places the Atento Group among the most profitable companies in the "Contact Center" sector.

The operating profit for 2004 amounted to 54.4 million euros compared with the 14.3 million euros registered during January-December 2003, due to a higher EBITDA and a decrease in depreciations (-30.3% year-on-year) as a result of the degree of maturity achieved in operations.

Net income in 2004 reached 18.2 million euros (-16.2 million euros compared to 2003). During the fourth quarter of 2004, the Atento Group recorded a positive net income of 6.9 million euros for the fifth consecutive quarter.

At operating level, the Atento Group had 30,566 positions in place at December 31st 2004, 4,866 more than one year ago. The average number of occupied positions for 2004 was 22,116, representing a level of occupation of 75% (74% in 2003).

Cumulative CapEx at the end of the fourth quarter totaled 22.8 million euros, showing a year-on-year increase of 76.5%. This increase was mainly due to the investments made by Atento Brazil to attend new services and clients at the new Contact Center in Sao Bento and at the extended call center in Barrafunda, as well as the opening of new platforms in Spain to attend new services and the implementation of the new call center in Chile (Vicuña) and Mexico (Puebla).

Finally, operating free cash flow (EBITDA-CapEx) reached 68.0 million euros compared with the 53.6 million euros generated in 2003.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	611.7	493.0	24.1	178.9	136.3	31.2
Operating expenses	(524.0)	(429.0)	22.2	(154.0)	(111.8)	37.7
Other net operating income (expense)	3.1	2.5	23.9	1.1	1.0	3.4
EBITDA	90.8	66.5	36.6	25.9	25.5	1.4
Depreciation and amortization	(36.4)	(52.2)	(30.3)	(8.2)	(11.5)	(28.8)
Operating profit	54.4	14.3	n.s.	17.7	14.0	26.3
Financial net income (expense)	(17.6)	(30.3)	(42.0)	(4.3)	(6.2)	(31.3)
Amortization of goodwill	(6.0)	(6.9)	(12.2)	(1.5)	(1.6)	(8.3)
Extraordinary net income (expense)	(4.5)	2.9	c.s.	(0.2)	1.0	c.s.
Income before taxes	26.3	(20.0)	c.s.	11.7	7.2	63.8
Income taxes	(6.5)	4.6	c.s.	(4.2)	(3.7)	12.5
Net income before minority interests	19.8	(15.5)	c.s.	7.5	3.4	119.5
Minority interests	(1.6)	(0.8)	103.3	(0.6)	(0.4)	46.4
Net income	18.2	(16.2)	c.s.	6.9	3.0	130.3

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media Business obtained operating revenues of 1,219.1 million euros at 2004 year end, compared with the 1,378.5 million euros registered during the same period of last year, mainly due to the consolidation by the global integration method of the results of Antena 3 and its subsidiary Onda Cero until the end of June 2003, along with Euroleague Marketing during the first nine months of the year. These companies were subsequently removed from the consolidation perimeter of the Telefónica Group. Without taking into account these changes in the consolidation perimeter, consolidated revenues would grow 10.9% in relation to the same period of the previous year, mainly due to the positive performance of Endemol and ATCO in Argentina.

The consolidated EBITDA amounted to 182.6 million euros, compared with 210.3 million euros in 2003. Without taking into account the aforementioned changes in the consolidation perimeter, the EBITDA growth would have been 9.2%.

The process of divestiture of non-strategic assets continued during the fourth quarter of 2004, being totally removed from the consolidation perimeter the Group's stake on Rodven, the Venezuelan music producer, and having agreed the sale of Torneos y Competencias, the owner of the Argentinean football league content rights. Furthermore, Telefónica has reached to a selling agreement with Prisa Group in relation to the ownership of the Argentinean radio stations LS4 Radio Continental and Radio Estéreo (100% owned by ATCO Group), subject to final approval by the Argentinean competition defence authorities.

ENDEMOL

The Endemol Group generated revenues of 1,033.7 million euros during the year 2004, which was 13.1% more than in the previous year. Endemol obtained EBITDA of 180.9 million euros, up by 9.9% year-on-year, and it is noteworthy to highlight the achievement of an EBITDA margin of 17.5%, in line with the previous year's figure.

These results are due primarily to the good behavior of operations in competitive markets where Endemol has operations, like United Kingdom and the USA. The US subsidiary reached a year-on-year increase of 128.1% in revenues, measured in local currency, due to the successful adaptation of Endemol format library to the US market and the rebroadcast of past produced TV programs through a local TV channels group, leaded by NBC. Even though Western Europe continues to be the main contributor to Endemol Group revenues (76.7%), Endemol USA represents the 13.2% in 2004 vs. 7.2% in 2003.

ATCO

Throughout the year 2004, the advertising market in Argentina has consolidated the good trend initiated in 2003, having registered year-on-year growth of approximately 39% in Capital and Gran Buenos Aires areas. At the end of 2004, Telefé reaffirmed its position as the audience leader both on total population and commercial audience, reaching 37.8% and 40.9% shares in these two metrics, respectively, and followed by Canal 13, its main competitor, with 27.4% and 30.3% shares.

As a result of the aforementioned audience figures, cumulative advertising market share achieved at the end of 2004 is 44.9% in Capital and Gran Buenos Aires areas, 12.3 percentage points. higher than its main competitor's, and 4.5 percentage points higher than the one achieved in the same period of last year. The company obtained revenues at the end of the year of 330.4 million pesos, 38.0% more than in 2003 and EBITDA climbed to 53.9 million pesos, 37.6 million pesos higher than registered at the end of 2003.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	1,219.1	1,378.5	(11.6)	387.2	341.8	13.3
Internal expend capitalized in fixed assets (1)	0.2	0.1	90.8	(0.0)	(0.0)	200.0
Operating expenses	(1,027.9)	(1,179.7)	(12.9)	(328.8)	(287.8)	14.3
Other net operating income (expense)	(8.9)	11.4	c.s.	(2.7)	(4.5)	(39.1)
EBITDA	182.6	210.3	(13.2)	55.6	49.5	12.4
Depreciation and amortization	(30.5)	(49.9)	(39.0)	(9.2)	(10.5)	(11.8)
Operating profit	152.1	160.4	(5.1)	46.4	39.0	18.9
Profit from associated companies	(20.9)	(95.2)	(78.1)	(7.1)	(22.9)	(68.8)
Financial net income (expense)	(104.1)	(61.5)	69.2	(81.0)	(14.4)	n.s.
Amortization of goodwill	(121.1)	(102.5)	18.2	(29.3)	(32.1)	(8.7)
Extraordinary net income (expense)	(32.7)	327.9	c.s.	7.4	367.9	(98.0)
Income before taxes	(126.7)	229.0	c.s.	(63.5)	337.6	c.s.
Income taxes	66.3	(105.1)	c.s.	25.4	(63.8)	c.s.
Net income before minority interests	(60.4)	123.9	c.s.	(38.2)	273.8	c.s.
Minority interests	(5.1)	(4.2)	19.7	(1.7)	0.0	c.s.
Net income	(65.5)	119.7	c.s.	(39.9)	273.8	c.s.

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland Group obtained operating revenues of 319.5 million euros in 2004, a decrease of 16.5% year on year, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business, which nearly accounted for 14.2% of the revenues.

With respect to the broadband business, an due to its wholesale nature, a new method of equivalent ADSL lines accounting has been adopted, regarding the total broadband capacity contracted per client. Thus, the total number of equivalent ADSL lines in service for both German and UK markets reaches the figure of 497,180, which compares with the equivalent figure of 302,761 in 2003, providing services to four out of five top main ISPs in Germany.

EBITDA reached a total of 3.5 million euros in 2004, with an EBITDA margin of 1.1% which compares with the 22.3 million euros registered in the previous year.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December
	2004	2003	% Chg	2004	2003	% Chg
Operating revenues	319.5	382.7	(16.5)	72.6	94.3	(22.9)
EBITDA	3.5	22.3	(84.3)	(1.0)	11.2	c.s.
EBITDA margin	1.1%	5.8%	(4.7 p.p.)	(1.3%)	11.9%	(13.2 p.p.)

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. Furthermore, in the fiscal year 2003 the results from the participation, and following divestiture, in Antena 3 de Televisión, S.A., were integrated within the Telefónica de Contenidos Group results, although it had been participated directly by Telefónica S.A. through a part of the year. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.

  Telefónica Holding Argentina, S.A. holds 4.706% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

  In the case of Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, the activities of the mobile telephony business in Chile have been sold to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the mobile business from the beginning of the year.

  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica's directories business.

  Telefónica Data Group, legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year.

  Emergia Group, now denominated Telefónica International Wholesale Services América, S.A. (Uruguay), directly participated by Telefónica S.A., has been consolidated within the Telefónica Latinoamérica Group.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines
TELEFÓNICA GROUP
% Part
Telefónica de España	100.00%
Telefónica Móviles	92.46%
Telefónica Latinoamérica	100.00%
TPI Group	59.90%
Terra Networks Group (1)	75.87%
Telefónica de Contenidos	100.00%
Atento Group	91.35%

(1) Efective participation: 76.80%. Including Terra's shares in treasury stock.

TELEFÓNICA DE ESPAÑA GROUP
% Part
Telyco	100.00%
Telefónica Telecomunic. Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informatica y	100.00%
Comunicaciones de España

TELEFÓNICA LATINOAMÉRICA GROUP
% Part
Telesp	87.49%
Telefónica del Perú	98.19%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	44.89%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	93.98%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Internacional Wholesale Serv. (TIWS)	100.00%

TELEFÓNICA MÓVILES GROUP
% Part
Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	97.97%
T. Móviles México	92.00%
TEM El Salvador	91.75%
TEM Guatemala	100.00%
Telefónica Móvil Chile	100.00%
Telcel (Venezuela)	100.00%
TEM Colombia	100.00%
Comunicaciones Móviles del Perú	99.85%
TEM Guatemala y Cía	100.00%
Otecel (Ecuador)	100.00%
TEM Panamá	99.57%
Abiatar (Uruguay)	100.00%
Telefonía Celular Nicaragua	100.00%
Group 3G (Germany)	57.20%
IPSE 2000 (Italy) (2)	45.59%
3G Mobile AG (Switzerland)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%

(1) Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and, from May 2003, TeleCentro Oeste Participações. The participation that consolidate of Brasilcel in their subsidiaries in December 2004 are the following: TeleSudeste Celular Participações 90.9%; Telesp Celular Participações 65.1%; Global Telecom Participações 65.1%; Celular CRT Participações 65.9%; TeleLeste Celular Participações 50.6% and TeleCentro Oeste Participações 33.0%.
(2) Aditionally, Telefónica Group has a 4.08% of IPSE 2000 through Telefónica DataCorp.

TPI - PÁGINAS AMARILLAS GROUP
% Part
TPI Edita	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%

TERRA NETWORKS GROUP
% Part
Lycos Europe	32.10%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	99.99%
Ifigenia Plus	100.00%
EducaTerra	100.00%
R.U.M.B.O.	50.00%
Uno-E Bank	33.00%
One Travel.com (1)	54.15%

(1) In February 2005, the agreement of sale has been reached.

ATENTO GROUP
% Part
Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.46%
Atento Chile, S.A.	77.58%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP
% Part
Telefé	100.00%
Endemol	99.70%
Torneos y Competencias (1)	20.00%
Telefónica Servicios de Música	100.00%
Sogecable	23.83%
Telefónica Servicios Audiovisuales	100.00%
Hispasat	13.23%

(1) In January 2005, it has been sold.

ADDENDA

Significant Events

  On February 23, 2005, the Board of Directors of both Telefónica, S.A. and Terra Networks, S.A. have each adopted, a Merger Plan for the acquisition of Terra Networks, S.A., with the termination, through dissolution without liquidation, of the former company, and the en bloc transmission of all of its assets to the latter company, which, through universal succession, will acquire the rights and obligations of Terra Networks, S.A.

The exchange ratio which was determined on the basis of the real value of the corporate assets and liabilities of both companies, will be the following: Two shares of Telefónica, S.A., each having a par value of one euro, for every nine Terra Networks, S.A. shares, each having a par value of two euros.

Moreover, the Board of Directors of Terra Networks, S.A. has proposed to Telefónica, S.A. the distribution to Terra Networks, S.A.'shareholders, a cash dividend of 0.60 euros per share, that will be charged against Additional Paid-in Capital Reserve.

  On February 17, 2005, TPI's Board of Directors agreed to submit to the next General Shareholders' Meeting corresponding to fiscal year 2004, a proposal to distribute a dividend of 0.30 euros per share, which amounts to a 20% increase against 2003. The payout came to 97% of the net profit of the TPI Group and 99% of the net profit of TPI S.A. The dividend will be paid after the amortization of the treasury stock actually held by the company (7,212,147 shares, representing 1.96% of the share capital), previously attached to the hedging of the Stock Options program, ended on November 2003; decision that will also be submitted for the approval to the next General Shareholders' Meeting.

  On February 15, 2005, Telefónica S.A. treasury stock position was 246,104,407 shares representing 4.996% of its current share capital.

  On February 11, 2005, Terra Networks agreed the sale of its 54.1% stake in Onetravel.com Inc, in the context of several agreements reached between Onetravel.com Inc, and the American company RCG Companies, driven to the merger of both entities. The final amount for the whole agreement is 25.5 million dollars.

  On January 26, 2005, Telefónica's Board of Directors agreed the payment of a dividend of 0.5 euros per share corresponding to fiscal year 2004 charged against both earnings and reserves. The corresponding corporate agreements will be adopted for such purpose. The intention of the Board is also to maintain the same minimum dividend for fiscal year 2005.

The proposal will be for the dividend corresponding to the fiscal year 2004, to be distributed in two payments. The first (interim dividend from 2004 net income) on May 13th, 2005 of a fix gross amount of 0.23 euros and the second (dividend in cash from the Additional Paid-in Capital Reserve) on November 11th, 2005 of a fixed amount of 0.27 euros per share.

  On January 7 2005, the acquisition of 100% of BellSouth Chile operator was completed for an enterprise value of 532 million dollars, and on January 11 2005, the acquisition of 100% of BellSouth Argentina was completed for an enterprise value of 988 million dollars.

  In January 2005, after the close of fiscal year 2004, the capital increase carried out by Telesp Celular Participaçoes' (TCP) was fully subscribed for an amount of approximately 2,054 million reais. The proceeds raised will be used in part to finance TCP's increased stake in Tele Centro Oeste (TCO) and the remainder will be used to partially repay short-term debt and improve the company's capital structure. Through this operation Brasilcel's stake in TCP's share capital increases to 65.70%.

  On November 24, 2004, the Board of Directors agreed to submit to the next General Shareholders' Meeting corresponding to fiscal year 2004, a proposal to distribute Telefónica, S.A. treasury stock among its shareholders in the proportion of one (1) share for every twenty five (25) shares. The distribution will be charged against paid-in capital reserves.

  On November 22, 2004, pursuant to the agreement in principle reached between the parties, the ATCO Group, subsidiary of Telefónica de Contenidos, S.A., entered into an agreement to sell 100% of the share capital of the companies Radio Continental LS4, S.A. and Radio Estéreo, S.A., radio operators in Argentina of the Telefónica Group, to the PRISA Group member companies, GLR Services Inc. and Corporación Argentina de Radiodifusión, S.A., for 10.5 million dollars. Execution of the transaction is subject to administrative authorisation by the Argentinean authorities.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-December of 2004, the following changes have occurred in the consolidation perimeter:

TELEFÓNICA GROUP

  During 2004, Telefónica Group has purchased 71,693 shares in the Dutch company Endemol Entertainment Holding, N.V. (Endemol) for 1.79 million euros. After this transaction, Telefónica Group's stake in Endemol has reached 99.70%. The company continues to be fully consolidated within the Telefónica Group.

  Likewise, Telefónica S.A. has purchased 52,820,862 shares of Portugal Telecom, S.G.P.S., S.A. during 2004 for 475.14 million euros, highlighting a consolidated goodwill of 344.52 million euros. In addition, on December 29, Portugal Telecom announced a share capital reduction by cancelling 87,799,950 shares in treasury stock, equivalent to 7% of its share capital. After these operations, Telefónica has increased its direct stake in the company to 8.55%. The direct and indirect effective stake of Telefónica Group is 9.58%. The company continues to consolidate by the equity method in the financial statements of Telefónica Group.

  The Spanish company Inmobiliaria Telefónica, S.L.U. has been dissolved without liquidation through the transfer of all its assets and liabilities to its sole shareholder Telefónica, S.A. and its later extinction. The company, which was consolidated within Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  The US companies Telefónica B2B, Inc. and Telefónica USA, Inc., which used to be consolidated within Telefónica Group's financial statements by the full integration method, have been removed from the consolidation perimeter, the companies being liquidated and dissolved and their assets and liabilities transferred to their sole shareholder, Telefónica, S.A.

  The company Zeleris Soluciones Integrales, S.L.U. has been taken over by the wholly-owned subsidiary of Telefónica, S.A., Telefónica Gestión de Servicios Compartidos España, S.A., increasing its share capital by 5.47 million euros and receiving all of the shares comprising the capital of Zeleris in exchange. As a result of the afore-mentioned merger, the company Zeleris España, S.A.U., subsidiary of Zeleris Soluciones Integrales, S.A., becomes a 100% subsidiary of Telefónica Gestión de Servicios Compartidos España, S.A. This company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

  In 2004, the Spanish company Telefónica Investigación y Desarrollo, S.A. has constituted the Mexican company Telefónica Investigación y Desarrollo México, S.A., subscribing and paying for all of its share capital, consisting of 50,000 shares at a par value of 1 Mexican peso each. The company has been included in the Telefónica Group's consolidation perimeter under the full consolidation method.

  In November, the Spanish companies Telefónica Participaciones, S.A.U. and Telefónica Emisiones, S.A.U. were constituted, both with a share capital represented by 62,000 shares with a par value of one euro each, all subscribed and paid for by the unique shareholder, Telefónica, S.A.

  In December, the Luxemburg company Altaír Assurances, S.A. was incorporated with an initial capital of 6 million euros. The wholly-owned Telefónica Group subsidiaries, the Luxemburg company Casiopea Reaseguradora, S.A. and the Spanish company Seguros de Vida y Pensiones Antares, S.A., have subscribed and paid for all of this company's share capital: the former owning 95% and the latter 5%.

  In December, the Peruvian company Telfisa Perú, S.A.C. was incorporated with an initial share capital of 12 million nuevos soles. The Telefónica Group subscribed and paid for all the initial share capital.

TELEFÓNICA DE ESPAÑA GROUP

  As part of its ongoing process to restructure its group of companies, Telefónica Cable, S.A., a wholly-owned subsidiary of Telefónica de España, S.A., has taken over the following local operators: Telefónica Cable Asturias S.A., Telefónica Cable Valencia S.A., Telefónica Cable Extremadura S.A. and Telefónica Cable Balears S.A. All of these companies, which were fully consolidated within the Telefónica Group, have been removed from the Group's consolidation perimeter this year.

  The 2.13% stake that Telefónica de España, S.A. owned in the French company Eutelsat, S.A., was sold for 44.83 million euros, resulting in a 21.43 million euros net capital gain. In addition, the 0,75% stake in the Dutch company New Skies Satellites, B.V. of Telefónica de España S.A. has been sold for 6.02 million euros, having generated a capital gain of 5.95 million euros. Both companies were recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.

  The Spanish company Telefónica Mobile Solutions, S.A.U. has been taken over by its parent company Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. This company, which used to be consolidated within Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

TELEFÓNICA LATINOAMÉRICA GROUP

  The Brazilian company Aix Participações, which was integrated by the equity method in the consolidated accounts of the Telefónica Group in 2003, is now incorporated using the proportional integration method.

  The U.S. company Katalyx, Inc. took over the U.S. companies Adquira, Inc. and Katalyx Transportation, LLC. Both companies, which were integrated in 2003 in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  The Peruvian company Telefónica Empresas Perú, S.A.A. has taken over the Peruvian company Telefónica Servicios Financieros, S.A.C. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  On July 8 2004, Telefónica Internacional Chile S.A. purchased 3,000,000 ADRs in Compañía de Telecomunicaciones de Chile S.A. (CTC), representing 12,000,000 Series A shares equivalent to a 1.25% stake in the company, giving the Telefónica Group a 44.89% stake. The price paid for the deal was 37.07 million of U.S. dollars. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.

  On April 26 2004, as it was mentioned before CTC sold to Telefónica Publicidad e Información S.A. it stake in the Chilean company Impresora y Comercial Publiguías S.A. (9%).

  After the approval for the CTC Board of Directors on May 18 2004 and its afterwards ratification in the AGM on July 15 2004 the sell of a 100% of Telefónica Móvil Chile, S.A. to Telefónica Móviles S.A. was formalized.

  In line with a share buy-back program, the subsidiary Telefónica del Perú, S.A.A. has purchased shares in the market, raising Telefónica Group's effective shareholding from 97.21% to 98.19%, for an amount of 21.90 million of nuevos soles, approximately 5.3 million euros. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.

  In November, Telefónica del Perú S.A.A. bought 99.99% of the shares in Antena 3 Producciones S.A. for the sum of 3.85 million dollars, approximately 2.9 million euros. The company has been included in the Telefónica Group financial statements under the full consolidation method.

  Telefónica del Perú, S.A.A. disposed of all of its approximately 0.83% stake in the Dutch company New Skies Satellites, B.V. for 7.84 million dollars, around 5.9 million euros. The company was registered in the "Other investments" item on the Telefónica Group's consolidated balance sheet.

  Regarding the Katalyx Group, the Mexican subsidiaries Katalyx Construction Mexico, S.R.L., Katalyx Health Mexico, S.R.L., Katalyx Cataloguing Mexico, S.R.L. de C.V., Katalyx Food Service Mexico, S.R.L. de C.V. and Katalyx Transportation Mexico, Llc. and the Argentinean companies Katalyx Transportation Argentina, S.R.L., Katalyx Construction Argentina, Katalyx Food Service Argentina, S.R.L., Katalyx Cataloguing Argentina, S.R.L. y Katalyx Argentina, S.A. have been dissolved or are currently being liquidated. All of these companies, which in 2003 were integrated in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

  The Argentinean company Adquira Argentina, S.L. has been taken over by the company Telefónica Data Argentina, S.A. The company, which in 2003 was integrated in the consolidated accounts of the Telefónica Group using the full integration method, has been removed from the consolidation perimeter.

  The Venezuelan company Compañía Anónima Nacional de Teléfonos de Venezuela, C.A. (CANTV), in which the Telefónica Group has a 6.91% stake, included in the Telefónica Group financial statements under the equity method, has been removed from the Telefónica Group consolidation perimeter. This change was due to the only representative of Telefónica Internacional leaving the CANTV Board of Directors following a decision adopted by the CANTV Meeting of Shareholders held on March 31 2004.

  In December, the Brazilian company Telecomunicações de Sao Paulo, S.A. (TELESP) signed a purchasing contract the entire shareholding in the company Santa Genovense Participações Ltd., a holding company owning all of the shares in the company Atrium Telecomunicações Ltda., for the sum of 113.44 million reais, approximately 31 million euros, generating goodwill of 33.14 million euros. The company has been included in the Telefónica Group consolidated financial statements under the full consolidation method.

TELEFÓNICA MÓVILES Group

  The company Mobipay España, S.A. increased its share capital by 3.78 million euros during 2004. Telefónica Móviles España, S.A. subscribed in the capital increase by purchasing the shares necessary to increase its stake in the company from 13.33% to the current 13.36%. The company continues to be included in the consolidation perimeter of the Telefónica Group by the equity method.

  In August 2004, Brasilcel N.V. and Telesp Celular Participações, S.A. (TCP) announced their intention to launch voluntary tender offers for Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Celular CRT Participações, S.A and Tele Centro Oeste Celular Participações, S.A (TCO) respectively. These tender offers were completed in October.

The following information shows the stake Brasilcel, N.V. and TCP had in these subsidiaries prior to the tender offers and the stake obtained with the purchase of the shares as a result of the bids:

Brasilcel	Stake prior to the bids	Stake after the bids	TCP	Stake prior to the bids	Stake after the bids
Tele Sudeste	86.7%	90.9%	TCO	28.9%	50.6%
Tele Leste	27.9%	50.6%
CRT	51.5%	67.0%

These bids involved actual payments of approximately 607 million reaies for Brasilcel, N.V. and 902 million reaies for TCP.

  Acquisition of an additional 13.95% stake in the share capital of the Spanish company Mobipay Internacional, S.A., reaching a 50% stake in the company. The company, which was integrated in the consolidated accounts of the Telefónica Group using the equity method, consolidates as from June 1st by the proportional method.

  At the end of June 2004 Brasilcel acquired NTT DoCoMo Inc. and Itochu Corporation shareholdings in the share capital of Sudestelcel Participações, S.A., holding that controls a 10,5% stake in Tele Sudeste Celular Participações, S.A. for an amount of 20.84 million euros. Through this operation, Brasilcel now controls 100% of Sudestelcel Participações, S.A. and continues to consolidate in Brasilcel Group's financial statements by the full integration method. Likewise, Brasilcel Group consolidates by the proportional method in Telefónica Group's financial statements.

  On July 23 2004, a 100% of the Chilean company Telefónica Móvil de Chile, S.A. was acquired to Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Internacional, S.A. The total amount paid by Telefónica Móviles for this acquisition was 1,058 million dollars. Through this operation, the Telefónica Group has increased its effective stake in the capital from 44.89% to the current 92.46%. The company continues to consolidate in the financial statements of the Telefónica Group by the full integration method.

  The mergers of the following Mexican companies became effective on September 25 2004: Movicelular, S.A. de C.V. merged with Movitel del Noroeste, S.A. de C.V. to form a company known as Movitel del Noroeste, S.A. de C.V., and Tamcel, S.A. de C.V. merged with Baja Celular Mexicana, S.A. de C.V. to form a company known as Baja Celular Mexicana, S.A. de C.V. Both subsidiaries continue to consolidate by the full integration method in the financial statements of the Telefónica Group.

  On March 5 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation ("BellSouth") to purchase 100% of BellSouth's stake in its operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

The actual transfer of the companies' shares depended, among other factors, on the obtaining of the necessary regulatory authorization in each country and the necessary approval of minority shareholders. The actual transfer of the operators' share capital took place in 2004 and January 2005. Hence, 100% of BellSouth's stake in Ecuador, Guatemala and Panama was transferred on October 14 2004, Colombia, Nicaragua, Peru, Uruguay and Venezuela on October 28 2004, Chile on January 7 2005 and Argentina on January 11 2005.

This agreement meant valuing 100% of the companies at 5,850 million dollars and assuming their net debt. The total purchase price for Telefónica Móviles, adjusted to include the net debt of all the companies, totaled 3,252.54 million euros (not including Chile and Argentina).

Below are details of the values allocated to each of the operations and the purchase price for Telefónica Móviles:

  Purchase of 100% of the operator Otecel, S.A. (Ecuador) for a total company value of 833 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 663.43 million euros.

  Purchase of 100% of BellSouth Guatemala, S.A. for a total company value of 175 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 92.54 million euros.

  Purchase of 99.57% of BellSouth Panamá, S.A. for a total company value of 657 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 549.28 million euros.

  Purchase of 100% of Telcel, S.A. (Venezuela) for a total company value of 1,195 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 1,223.98 million euros.

  Purchase of 100% of Telefónica Móviles Colombia, S.A. for a total company value of 1,050 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 517.46 million euros.

  Purchase of 99.85% of Comunicaciones Móviles del Perú, S.A. for a total company value of 210 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 7.70 million euros.

  Purchase of 100% of Telefonía Celular de Nicaragua, S.A. for a total company value of 150 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 148.74 million euros.

  Purchase of 100% of Abiatar, S.A. for a total company value of 60 million dollars. The purchase price for Telefónica Móviles, adjusted to include the company's net debt, totaled 49.42 million euros.

TPI GROUP

  In 2004, the Parent Company Telefónica Publicidad e Información S.A., has purchased an additional 49% stake of the share capital of its Chilean subsidiary Impresora y Comercial Publiguías for 65.6 million euros, reaching a 100% stake in the company. In this deal, 9% of the share capital has been bought to the Chilean Compañía de Telecomunicaciones de Chile, S.A., a subsidiary of Telefónica Group. The company continues to consolidate in the financial statements of Group Telefónica by the full integration method.

  On August 13th 2004, the Chilean company Edinet América S.A. (previously Urge Chile, S.A.) increased its capital by 218.81 million Chilean pesos (0.29 million euros), fully subscribed and paid up by Publiguías Holding, S.A.. Following this operation, the TPI Group shareholding in the company reached 99.978%, compared with the previous 99.90%. In November, the Chilean company Impresora y Comercial Publiguías, S.A. purchased a 0.022% stake in Edinet América, S.A. Through this operation, the Telefónica Publicidad e Información Group now controls 100% of the Chilean company. The company remains in the Telefónica Group scope of consolidation, under the full consolidation method.

TERRA NETWORKS GROUP

  Emplaza, S.A., in which the Terra Lycos Group had a 20% stake and that was no longer included in the consolidation perimeter as of June 2003 because it was not running any business, was dissolved and liquidated and in January 2004.

  In March 2004 Lycos, Inc. sold its stakes in Wit Capital and GSI Global Sports. These companies were recorded under the "Other investments" item. Capital gains from selling these stakes amounted to 0.15 million euros.

  During 2004, Lycos Inc. sold its minority stakes in Amazon, Interland, Cross Media, Easy Link, Fast, Autobytel y Total Sports, registering a loss of 5.32 million euros. All these companies were included under the "Other investments" item.

  In June, 100% of the Mexican company Tecnología and SVA, S.A. has been sold, generating a capital gain of 10.77 million euros. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  During 2004, Terra Networks Asociadas, S.L. has increased capital in the company Inversis Networks, S.A. by 1.60 million euros. Its stake in the company stood at 10.68%. The company is recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.

  On September 2 2004, Terra Networks Asociadas, S.L. sold its entire stake in the company A Tu Hora S.L., which is not operational, to Telepizza, which until then owned a 50% stake in the company. The company, which was included until now in the consolidation perimeter of Telefónica Group by the equity method, has been removed.

  On October 5 2004, Terra Networks, S.A. and Daum Communications, Corp. reached an agreement on the sale of Lycos, Inc., once obtained the necessary administrative authorizations and approval from the US authorities for the Defense of Competition. The sale price was established at 108 million dollars, generating a capital gain of 26.17 million euros. Prior to the sale of Lycos, Inc., and as part of the operation, Lycos, Inc. transferred assets amounting 332.9 million euros to Terra Networks, S.A. on September 30th 2004.

  In November 2004, Terra increased its capital to offset losses in the subsidiary Terra Networks Colombia, S.A. for the sum of 0.3 million euros, in which no local shareholders took part. After this operation, the percentage of minority interest fell from the previous 32% to the current 5%. The company remains on the Telefónica Group financial statements by the full consolidation method.

  The merger of the wholly-owned subsidiary Ordenamiento de Links Especializados, S.L. (OLÉ) with Terra Networks España, S.A. was completed in December 2004. OLÉ, which in the previous year was included in the Telefónica Group consolidation perimeter by the full consolidation method, has been removed.

ATENTO GROUP

  In March 2004, took place the sale of 100% of the shares in Atento Guatemala Comercial, S.A. The company has been removed from the consolidation perimeter of the Telefónica Group, in which it was fully consolidated.

  Atento USA, Inc., has been dissolved and all its assets and liabilities were transferred to its parent company Atento Holding Inc. effective January 1, 2004. The company, which in 2003 was included in the consolidated financial statements of the Telefónica Group by the full consolidation method, has been removed from the consolidation perimeter.

  On April 30, the US company Atento Holding Inc. has been dissolved and all its assets and liabilities transferred to its Dutch parent company Atento N.V. This company, which used to be consolidated in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  Atento Teleservicios España, S.A took over its wholly-owned subsidiary Leader Line, S.A. on July 16th 2004. The company, which until then was consolidated in the financial statements of the Telefónica Group by the full integration method, has been removed from the consolidation perimeter.

  The Mexican company Atento Atención y Servicios, S.A. de CV. was incorporated on September 1st 2004, its entire initial share capital for 49,999 Mexican pesos was subscribed and fully paid up by Atento Mexicana, S.A. de C.V., and 1 Mexican Peso by the company, also Mexican, Atento Servicios, S.A. de C.V. The company is now incorporated in the consolidated accounts of the Telefónica Group using the full integration method.

  On September 30 2004, the company Atento Uruguay, S.A. was dissolued and liquidated, being all its assets and liabilities transferred to its parent company Atento Argentina, S.A. The company, which until then was included in the Telefónica Group consolidated financial statements by the full consolidation method, has been removed from the consolidation perimeter.

TELEFÓNICA CONTENIDOS GROUP

  In July 2004, the sale of 70% of the Spanish company Lola Films, S.A. to its minority shareholder was executed.

Telefónica, S.A. sold 38,853,403 shares in the company Pearson Plc, 4.88% of its share capital, on the London stock exchange for an approximate value of 350 million euros.

Both companies, which were included in the consolidated perimeter of the Telefónica Group, the first one by the full integration method and the second one by the equity method, have been removed from the consolidation perimeter.

  The group's parent company has taken over its Spanish subsidiaries Telefónica Medios de Comunicación, S.A., Telefónica Media Internacional y de Contenidos, S.A., Producciones Multitemáticas, S.A. and Gestora de Medios Audiovisuales de Fútbol, S.L. The Spanish company Corporación Admira Media, S.A. was dissolved and liquidated in June this year. All of these companies, which were consolidated in Telefónica Group's financial statements by the full integration method, have been removed from the consolidation perimeter.

  In October 2004, Telefónica de Contenidos, S.A. disposed of its entire shareholding in the companies Lideres Entertainment Group, Inc and Fieldy BV. These companies, which were included on the Telefónica Group consolidated financial statements by the equity method, have been removed from the consolidation perimeter.

  Telefónica de Contenidos' 20% stake in the Argentinean company Torneos y Competencias, S.A. has been classified in the Telefónica Group consolidated financial statements as a short-term investment, as the agreements to sell this investment were at an advanced stage at the end of the year and were eventually sold in January 2005 for an amount of 3 million dollars.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator

For additional information, please contact.

Investor Relations
Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:
+34 91 584 4700

Fax number:
+34 91 531 9975

Email:
Ezequiel Nieto - ezequiel.nieto@telefonica.es
Diego Maus - dmaus@telefonica.es
Dolores García - dgarcia@telefonica.es

ir@telefonica.es
www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28th, 2005	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer